SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2012

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to                     .

Commission file number 001-02979

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan

c/o Wells Fargo & Company

Sixth and Marquette

Minneapolis, MN 55479

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company

420 Montgomery Street

San Francisco, CA 94163

(a)	The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012

(b)	The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23)	Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

San Francisco, California

June 7, 2013

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments at fair value (notes 3, 4, 5 and 6):
Wells Fargo ESOP Fund (note 3):
Company common stock
Allocated	$6,144,387,422	4,852,965,823
Unallocated	34	1,791
Company convertible preferred stock – unallocated	1,169,632,813	1,158,112,832
Short-term investments – allocated	71,834,344	75,871,778

	7,385,854,613	6,086,952,224

Wells Fargo Non-ESOP Fund (note 3):
Company common stock	493,941,195	320,633,674
Short-term investments	10,319,143	9,169,165

	504,260,338	329,802,839

Wells Fargo Stable Value Fund	4,098,978,376	3,956,853,806
Multi-manager funds	4,782,320,062	3,170,851,853
Collective investment funds	5,497,163,408	4,619,980,860
Mutual funds	3,397,983,457	4,013,514,606

Total investments at fair value	25,666,560,254	22,177,956,188

Notes receivable from participants	797,844,685	743,007,616
Employer match contribution receivable	123,566,491	22,614,110
Employer profit sharing contribution receivable	326,821,660	314,404,816
Other miscellaneous receivables	3,360,472	6,276,518
Accrued income	261,669	74,794

Total assets	26,918,415,231	23,264,334,042

Liabilities:
ESOP notes payable – unallocated (notes 4 and 13)	(985,850,767)	(925,633,954)
Excess contributions and earnings payable (note 15)	(74,043)	(6,844)

Total liabilities	(985,924,810)	(925,640,798)

Net assets available for benefits before adjustment	25,932,490,421	22,338,693,244
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(151,434,204)	(130,323,688)

Net assets available for benefits	$25,781,056,217	22,208,369,556

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Investment income:
Net appreciation (depreciation) in fair value of investments
(note 5)	$2,776,130,219	(1,142,771,507)
Dividends, net of pass-through dividends of $36,977,366 and $21,388,086, respectively	396,596,163	309,321,958
Interest	99,411,350	108,479,029

Total investment income	3,272,137,732	(724,970,520)

Contributions:
Employer	1,148,071,932	1,127,913,979
Participants, net of excess contributions of $71,154 and $7,050, respectively	1,236,340,098	1,183,620,066

Total contributions	2,384,412,030	2,311,534,045

Interest income from notes receivable from participants	39,589,748	38,150,481
Other income (notes 10, 17(b))	3,360,472	15,208,737

Total additions to plan assets	5,699,499,982	1,639,922,743

Benefits paid to participants	(2,086,649,080)	(1,849,685,297)
ESOP interest expense	(40,172,394)	(38,674,946)

Total deductions to plan assets	(2,126,821,474)	(1,888,360,243)

Net increase (decrease) before transfers from other plans	3,572,678,508	(248,437,500)
Transfers from other plans (note 12)	8,153	937,788,778

Net increase	3,572,686,661	689,351,278
Net assets available for benefits:
Beginning of year	22,208,369,556	21,519,018,278

End of year	$25,781,056,217	22,208,369,556

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan with a 401(k) feature sponsored by the Company. The portion of the Plan invested in company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S. based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions (before-tax, Roth, or a combination of both) on the first day of the month following one calendar month of service and are eligible to receive employer matching contributions on the first day of the quarter following the completion of one year of vesting service subject to other eligibility requirements. Employees are also eligible to receive employer discretionary profit sharing contributions if made by the Company after completion of one year of vesting service and satisfaction of other eligibility requirements.

The Plan is a safe harbor 401(k) plan under the IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions and the contributions will automatically satisfy the nondiscrimination testing requirements under IRC section 401(m). In addition, the salary deferral contributions for participants who have had at least one year of service will also automatically satisfy the nondiscrimination testing requirements under IRC section 401(k).

The Plan is administered by the Plan Administrator. The Plan document requires that Wells Fargo common stock be offered as an available investment option to participants (through the Wells Fargo ESOP Fund and the Wells Fargo Non-ESOP Fund). The Employee Benefit Review Committee (the Committee), whose members are appointed by the Company’s Chief Administrative Officer and Director of Human Resources, has discretion under the Plan to offer additional investment alternatives to participants. The assets of the Plan are held in trust. The Trustee is Wells Fargo Bank, N.A. (the Trustee), which is a wholly owned subsidiary of the Company. GreatBanc Trust Company has been appointed the Independent Fiduciary (Independent Fiduciary) to act as a named fiduciary by the Company for limited purposes in connection with the ESOP provisions of the Plan.

(b)	Contributions and Vesting

Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ annual certified compensation. Participants age 50 or older can make before tax catch-up, or Roth catch-up (or a combination of both) salary deferral contributions each year in accordance with limits set by the Internal Revenue Service (IRS). Catch-up contributions are generally not eligible for employer match. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Company’s common stock, and participants can reallocate their 401(k) Plan account balance, including employer matching contributions at any time. Effective January 1, 2010, all actively employed participants in the Plan become 100% vested in their employer matching contributions. Employer matching contributions made on or after January 1, 2010 will be 100% vested at all times. Prior to January 1, 2010, participants become vested in the employer matching contribution at 25% per year and are fully vested after four years of service.

4	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The Company may make a discretionary profit sharing contribution to the Plan for a year which is allocated to eligible participants. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of certified annual compensation). The contribution is automatically invested in the Company’s common stock and becomes 100% vested after three years of service. For the years ended December 31, 2012 and 2011, the Company made a $326,821,660 and $314,404,816 discretionary profit sharing contribution, respectively.

The Company may make discretionary share award contributions to the Plan for a year which is allocated to eligible participants. If a contribution is made for a particular year, the Company will determine the percentage of certified compensation to be contributed and the maximum dollar amount for each eligible participant (not to exceed $750). The contribution is automatically invested in the Company’s common stock. Participants become vested in the discretionary share award contributions at 25% per year and fully vested after four years of service. For the years ended December 31, 2012 and 2011, there were no discretionary share award contributions.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s salary deferral contributions; the Company’s matching contributions, and any discretionary Company contributions, which are subject to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	ESOP Plan Notes

As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company. During 2012 and 2011, the Plan borrowed money from the Company to buy Company preferred stock (note 13).

(e)	Payment of Benefits and Forfeitures

On termination of employment, a participant may elect to receive his or her vested account balance as a lump sum or as a partial lump sum distribution. The option of installment payments is only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination, unless the participant elects to rollover their account balance or takes the portion of their account invested in the Company’s common stock in shares.

5	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

While employed, a participant may make withdrawals from his or her account (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the withdrawal be disbursed in the form of shares of the Company’s common stock with the value of fractional shares paid in cash.

When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were approximately $6,176,000 and $5,228,000 for the years ended December 31, 2012 and 2011, respectively. In accordance with the plan amendment effective January 1, 2009, in December 2009, all non-vested balances for a participant with a termination date prior to January 1, 2010, were forfeited. The unallocated forfeiture account balance was approximately $7,851,000 and $8,234,000 for the years ended December 31, 2012 and 2011, respectively.

(f)	Notes Receivable from Participants

Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence, and may not exceed 20 years. Participants may have three loans outstanding at any time with one of those loans being a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant’s outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months or (2) 50% of the participant’s total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is a reasonable rate determined by the Plan Administrator. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2012, interest rates ranged from 3.25% to 11.50% and loans mature through February 18, 2033.

Upon termination of employment or death, loans must be repaid by the last business day of the calendar quarter following the calendar quarter in which termination or death occurred, or a taxable distribution will be declared.

(g)	ESOP

The Plan purchases company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund (note 3).

Participants in the Plan may elect to have cash dividends from company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Plan or distributed to them

6	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

in cash. Dividends on employer contribution accounts that are reinvested are used to make payments on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends are then allocated to the participant’s employer contribution accounts and reinvested in the Wells Fargo ESOP Fund.

Certain participants in the Plan are not eligible to invest in the Wells Fargo ESOP Fund, and employer contributions for these participants are automatically invested in the Company common stock in the Wells Fargo Non-ESOP Fund. Dividends on common stock held in the Wells Fargo Non-ESOP Fund are reinvested in the Plan within the Wells Fargo Non-ESOP Fund.

(h)	Investment Options

Participants may direct the investment of their salary deferral contributions to the Plan in one or more of 26 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Wells Fargo Advantage Dow Jones Target Date Fund™. Participants may change their deferral percentage or investment direction at any time.

Employer contributions are automatically invested in Company common stock. Shares of Company common stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares. Participants have the ability to divest out of the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund at any time and reinvest in any of the other investment funds.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of the Plan’s assets and the Company has elected the financial statement presentation format, which presents the Plan’s assets as if they were not part of a Master Trust.

As of December 31, 2012, the Trust is composed of the following 27 investment funds:

100% Treasury Money Market Fund,

Wells Fargo Stable Value Fund,

U.S. Bond Index Fund,

PIMCO Global Advantage Strategy Bond Fund,

Dow Jones Target Today Fund,

Dow Jones Target 2010 Fund,

Dow Jones Target 2015 Fund,

Dow Jones Target 2020 Fund,

7	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Dow Jones Target 2025 Fund,

Dow Jones Target 2030 Fund,

Dow Jones Target 2035 Fund,

Dow Jones Target 2040 Fund,

Dow Jones Target 2045 Fund,

Dow Jones Target 2050 Fund,

Dow Jones Target 2055 Fund,

Large Cap Value Fund,

S&P 500 Index Fund,

Large Cap Growth Fund,

S&P Mid Cap Index Fund,

Russell Small Cap Fund,

Small Cap Fund,

International Index Fund,

International Equity Fund,

Emerging Markets Equity Fund,

NASDAQ 100 Index Fund,

Wells Fargo ESOP Fund and

Wells Fargo Non-ESOP Fund.

Under the terms of the Trust agreement, the Trustee maintains custody of the 27 funds on behalf of the Plan.

(c)	Administrative Expenses

All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees which are netted against investment returns.

8	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(d)	New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU or Update) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which modifies accounting guidance and expands existing disclosure requirements for fair value measurements. This Update clarifies how fair values should be measured for instruments classified in stockholders’ equity and under what circumstances premiums and discounts should be applied in fair value measurements. This Update also permits entities to measure fair value on a net basis for financial instruments that are managed based on net exposure to market risks and/or counterparty credit risk. ASU 2011-04 requires new disclosures for financial instruments classified as Level 3, including: 1) quantitative information about unobservable inputs used in measuring fair value, 2) qualitative discussion of the sensitivity of fair value measurements to changes in unobservable inputs, and 3) a description of valuation processes used. This Update also requires disclosure of fair value levels for financial instruments that are not recorded at fair value but for which fair value is required to be disclosed. The Plan adopted this Update in 2012 with prospective application, which resulted in expanded fair value disclosures. The measurement clarifications of this Update did not affect the statement of net assets available for benefits or the statement of changes in net assets available for benefits.

(e)	Fair Value Definition and Hierarchy

Investments are reported at fair value. The Plan bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Their value measurements are based on exit prices and determined by maximizing the use of observable inputs. However, for certain investments the Plan may utilize unobservable inputs in determining fair value due to the lack of observable inputs in the market which requires greater judgment in measuring fair value.

Assets and liabilities measured at fair value are grouped in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

9	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirely. If Level 3 inputs are considered significant, the instrument is classified as Level 3. See note 6 for discussion on fair value measurements.

(f)	Investments Valuation and Income Recognition

Securities transactions are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2012 and 2011, the Plan owned approximately 3.54% and 3.50%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owned 937,209 shares and 981,781 shares of convertible preferred stock of the Company with a fair value of approximately $1,170 million and $1,158 million as of December 31, 2012 and 2011, respectively. These shares are convertible into additional shares of the Company’s common stock based on the fair value of the common stock as of the date of conversion.

On January 12, 2012, the Plan purchased 940,000 shares of 2012 ESOP cumulative convertible preferred stock from the Company for $1,028 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,326 per share as of December 31, 2012, with cumulative dividends payable quarterly at an initial annual rate of 10.00%. The note bears interest at 2.30% and is due in 2022

On March 18, 2011, the Plan purchased 1,200,000 shares of 2011 ESOP cumulative convertible preferred stock from the Company for $1,302 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,181 per share as of December 31, 2011, with cumulative dividends payable quarterly at an initial annual rate of 9.00%. The note bears interest at 2.50% and is due in 2021.

(g)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan and plan loan rules, as determined by the Plan Administrator.

10	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(h)	Reporting of Fully Benefit-Responsive Contracts

FASB Accounting Standards Codification (ASC) 946-210-45 and 946-210-50 requires fully benefit-responsive investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(i)	Guaranteed Investment Contracts and Security-Backed Contracts

(i)	Description

The Wells Fargo Stable Value Fund (the Fund) primarily invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. The Fund also invests in Stable Return Fund G, which has an investment objective similar to that of the Fund, and Short Term Investment Fund G, which invests in highly liquid assets. The Fund uses these investments for daily liquidity needs.

GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract (also known as a synthetic GIC or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The interest crediting rate of a security-backed contract is based on the contract value, the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value. No payments related to the security backed contracts were made by the issuers during the year ended December 31, 2012

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored by the Plan’s investment advisor. The Plan’s policy is to require

11	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

that the issuers of each investment contract have at least an “A-” rating at the time the contracts are entered into and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

(ii)	Variables that Impact Future Crediting Rates

The primary variables impacting the future crediting rates of security-backed contracts include:

•	the current yield of the assets underlying the contract;

•	the duration of the assets underlying the contract; and

•	the existing difference between the fair value and contract value of the assets within the contract.

Most GICs provide a fixed-rate of interest over the term to maturity and, therefore, do not experience fluctuating crediting rates. As of December 31, 2012, the Fund also held one GIC that provides an adjustable rate of interest, which is based on the three-month LIBOR.

(iii)	Crediting Rate Calculation Methodology

The Fund uses the following compound crediting rate formula for security-backed contracts:

CR = [(FV/CV(1/D))*(1+Y)]-1, where:

CR = gross crediting rate

FV = fair value of underlying portfolio

CV = contract value

D = weighted average duration of the underlying portfolio

Y = annualized weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to security-backed contract issuers.

(iv)	Basis and Frequency of Determining Contract Crediting Rates

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset.

(v)	Minimum Crediting Rates

Security-backed contracts cannot credit an interest rate that is less than zero percent.

(vi)	Relationship between Future Crediting Rates and Adjustment between Fair Value and Contract Value

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

12	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

(vii)	Valuation of Investments

GICs issued by insurance companies and other financial institutions at fixed rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest, which has not been received from the issuer. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets. The contract rate resets periodically, normally each quarter or semiannually, using end-of-period data. The interest rate disclosed on the supplemental schedule of assets (held at end of year) represents the rate in effect on December 31, 2012. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets held. The collective trust fund and short-term investment fund investments are carried at the reported unit value of each fund. The underlying assets may contain issues that are considered illiquid.

The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. See note 6 for additional discussion on fair value measurements.

(viii)	Withdrawal and Termination Provisions

All GICs and security-backed contracts held by the Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

13	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an amortization election as described below. In addition, if the Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.

GICs and security-backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

14	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(ix)	Investment Transactions and Interest Income

Investment transactions are accounted for on a trade-date basis. Realized gains and losses within the portfolios underlying the security-backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.

(x)	Unit Issues, Redemptions, Distributions

In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Fund. Units of the Fund are issued and redeemed at the current net asset value.

(xi)	Average Yields

The average yield for the investment contracts based on actual earnings at December 31, 2012 and 2011 was 1.15% and 1.73%, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2012 and December 31, 2011, respectively.

The average yield adjusted to reflect the actual interest rate credited to participants at December 31, 2012 and 2011 was 2.38% and 2.81%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2012 and 2011, respectively.

(xii)	Securities Purchased on a Forward-Commitment Basis

Delivery and payment for securities that have been purchased by the portfolios underlying the security-backed contracts of the Fund on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the portfolios underlying the security-backed contracts if the Fund makes such purchases while remaining substantially fully invested.

In connection with its ability to purchase securities on a forward-commitment basis, the Fund may enter into mortgage dollar rolls in which the Fund sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date at a lower purchase price relative to the current market. These price reductions are included within realized gains and losses.

(xiii)	Securities Sold on a Forward-Commitment Basis

The portfolios underlying the security-backed contracts of the Fund may enter into forward sale commitments to hedge portfolio positions or to sell mortgage-backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until

15	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, is used to satisfy the commitment.

Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is “marked-to-market” like other securities in the Fund, and the change in fair value is recorded by the portfolios underlying the security-backed contracts as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the underlying portfolio realizes a gain or loss. If the underlying portfolio delivers securities under the commitment, the underlying portfolio realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.

(xiv)	Futures Transactions

The Fund may use futures contracts to gain or to hedge against broad market, interest rate or currency exposure. In order to gain exposure to or to protect against changes in the market, the portfolios underlying the security-backed contracts of the Fund may buy or sell financial futures contracts on any U.S. or foreign exchange. Risks of entering into futures transactions include the possibility that there may be an illiquid market at the time of settlement or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount equal to a percentage of the futures contract value (initial margin). Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments reflect the daily changes in the futures contract value and are recorded as unrealized gains and losses. The underlying portfolio recognizes a realized gain or loss when the futures contract is closed or expires. With futures, there is minimal counterparty risk to the Fund since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default.

(xv)	Interest Rate Swap Transactions

To preserve a return or spread on a particular investment underlying a security-backed contract, to create synthetic adjustable-rate mortgage securities, or for other nonspeculative purposes, the Fund may enter into various hedging transactions, such as interest rate swaps. Interest rate swaps involve the exchange of commitments to pay or receive interest, for example an exchange of floating-rate payments for fixed-rate payments. The underlying portfolio records the amount of interest accrued due to or owed by the Fund according to the payment terms of the interest rate swap as an increase or decrease in realized gains or losses. The Fund may also buy or write options to enter into an interest rate swap at a future date (swaption). The Fund may engage the security-backed contract issuer as the counterparty to the interest rate swap transaction.

If forecasts of interest rates and other market factors are incorrect, the Fund’s investment performance will diminish compared to what performance would have been if these

16	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

investment techniques were not used. Even if the forecasts are correct, there is the risk that the positions may correlate imperfectly with the asset or liability being hedged. Other risks of entering into these transactions are that a liquid secondary market may not always exist or that the counterparty to a transaction may not fulfill the required commitments.

Interest rate swaps are valued and recorded by the Fund in the form of unrealized appreciation or depreciation. The Fund will realize a gain or loss when the interest rate swap expires or closes. The Fund records as an increase or decrease to realized gains (losses), the amounts paid or received by the Fund according to the payment terms of the interest rate swap. Interest rate swaps are valued based on prices quoted by independent brokers. Positions for which quotations are not readily available are valued at fair value as determined by the Investment Advisor. These valuations represent the net present value of all future cash settlement amounts based on the implied forward interest rates.

(xvi)	Expenses

The Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant-directed withdrawals. Annual investment management fees in 2012 were $547,555 based on separate agreements for various types of instruments. There were no investment management fees charged directly to the Fund in 2011.

(j)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(k)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(l)	Payment of Benefits

Benefits are recorded when paid.

(m)	Excess Contributions and Earnings Payable

Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2012 and 2011, $74,043 and $6,844, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year-end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

17	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3) Wells	Fargo ESOP Fund and Wells Fargo Non-ESOP Fund

The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred leverage shares are converted into Company common stock for allocation to participants’ accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts (note 1(g)).

Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund, Wells Fargo Non-ESOP Fund and the Unallocated Reserve in proportion to “votes’ cast by participants.

Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased. Participants may not elect to have dividends on their vested accounts in the Wells Fargo Non-ESOP Fund paid to them in cash. Dividends on common stock held in the Wells Fargo Non-ESOP Fund are reinvested in the Plan within the Wells Fargo Non-ESOP Fund.

The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’ nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.

In the event that the total dividends on the Company’s common stock held in the Wells Fargo ESOP Fund that are to be reinvested in participant employer contribution accounts exceed the amount that can be paid as allowable ESOP loan payments, the Plan will reclassify the dividend cash received that was not used as ESOP loan payments as an employer contribution. The Company will in turn fund that portion of the dividend with shares of company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Company matching contributions. Such reclassification amounted to $57.3 million and $10.4 million in 2012 and 2011, respectively.

18	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(4)	Shares and Investments Not Directed by Participants

Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2012 and 2011 is presented in the following tables.

	2012	2011
	ESOP Unallocated	ESOP Unallocated
Assets:
Company common stock	$34	1,791
Company convertible preferred stock	1,169,632,813	1,158,112,832

Total investments	1,169,632,847	1,158,114,623
Accrued interest income	4,077	3,887

Total assets	1,169,636,924	1,158,118,510

Liabilities:
Notes payable	(985,850,767)	(925,633,954)

Total liabilities	(985,850,767)	(925,633,954)

Net assets available for benefits	$183,786,157	232,484,556

Company common shares:
Number of shares	1	65
Cost	$34	1,665
Fair value	$34	1,791
Company convertible preferred shares:
Number of shares	937,209	981,781
Cost	$1,014,456,327	1,057,967,615
Estimated fair value	$1,169,632,813	1,158,112,832

19	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	2012	2011
	ESOP Unallocated	ESOP Unallocated
Contributions	$857,662,886	947,656,886
Net (depreciation) appreciation	(28,653,014)	(58,565,908)
Dividend income	114,628,338	94,682,442
Interest income	33,554	27,845
Notes payable interest expense	(40,172,394)	(38,674,946)
Release of common stock 29,717,002 and 33,454,667 shares for 2012 and 2011, respectively	(952,197,769)	(947,864,315)
Transfer from other funds	—	2,928

(Decrease) increase in net assets	(48,698,399)	(2,735,068)
Net assets:
Beginning of year	232,484,556	235,219,624

End of year	$183,786,157	232,484,556

(5)	Investments

The following represents the Plan’s investments as of December 31, 2012 and 2011. Individual investments which represent 5% of net assets available for benefits are separately identified (†):

	2012	2011
Assets:
Wells Fargo ESOP Fund†:
Company common stock*
Allocated	$6,144,387,422	4,852,965,823
Unallocated	34	1,791
Company convertible preferred stock — unallocated*	1,169,632,813	1,158,112,832
Short-term investments — allocated*	71,834,344	75,871,778

Total ESOP Fund	7,385,854,613	6,086,952,224

Wells Fargo Non-ESOP Fund:
Company common stock*	493,941,195	320,633,674
Short-term investments*	10,319,143	9,169,165

Total Non-ESOP Fund	504,260,338	329,802,839

20	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	2012	2011
Wells Fargo Stable Value Fund*†:
Investment contracts	$—	112,478,850

Security-backed contracts:
Underlying securities of security-backed contracts	3,314,823,001	3,067,661,722
Receivable for investment securities sold	6,916,000	6,916,000
Receivable for securities sold on a forward commitment	—	6,197,522
Pending trades	(15,917,168)	4,155,414
Accrued interest receivable	8,885,913	11,993,838
Deposit with brokers for future transactions	174,570	414,000
Receivable for investment payments due	1,471,930	53,919,201
Receivable for swap payments due	389,509	—
Wrapper contract at fair market value	737,346	3,142,059
Cash	—	10,395
Payable for investment securities purchased	(6,951,000)	(6,951,000)
Wrapper contract fee payable	(1,451,011)	(1,501,993)
Variation margin payable	(18,094)	(26,250)
Investment management fee payable	(194,713)	—
Payable for securities purchased on a forward commitment	(3,013,336)	(41,374,276)

Total security-backed contracts	3,305,852,947	3,104,556,632

Collective Investment Fund:
Wells Fargo Short-term Investment Fund G	397,786,599	442,880,371
Wells Fargo Stable Return Fund G	395,338,830	296,937,953

Total Collective Investment Fund	793,125,429	739,818,324

Total Wells Fargo Stable Value Fund	4,098,978,376	3,956,853,806

Multi-manager funds:
Wells Fargo Large Cap Value Fund†:
Dodge & Cox Stock mutual fund	508,175,201	445,505,834
MFS Large Cap Value collective investment fund	488,231,534	431,171,685
T Rowe Price Equity Income collective investment fund	488,997,527	434,968,112

Total Wells Fargo Large Cap Value Fund	1,485,404,262	1,311,645,631

Wells Fargo Large Cap Growth Fund:
Wells Fargo Advantage Capital Growth mutual fund*	—	322,867,700
Winslow Large Cap Growth collective investment fund	369,321,041	—
Neuberger Berman Large Cap Disciplined Growth collective investment fund	367,225,968	324,130,420
T Rowe Price Blue Chip Growth collective investment fund	381,599,070	335,039,715

Total Wells Fargo Large Cap Growth Fund	1,118,146,079	982,037,835

21	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	2012	2011
Wells Fargo Small Cap Fund:
Wells Fargo Small Cap Growth mutual fund*	$—	142,107,184
Wells Fargo Advantage Emerging Growth mutual fund*	156,557,288	—
Advisory Research Small Cap collective investment fund	154,444,617	144,496,739
SSGA Russell Small Cap Index Non Lending collective investment fund	319,368,365	299,534,699
Wellington Select Small Cap Growth collective investment fund	155,675,872	143,041,468
Wellington Small Cap Value collective investment fund	155,675,008	147,988,297

Total Wells Fargo Small Cap Fund	941,721,150	877,168,387

International Equity Fund
Wells Fargo/Thornburg International collective investment fund*	310,169,337	—
American Funds EuroPacific Growth mutual fund	616,019,752	—
Harbor International Fund mutual fund	310,859,482	—

Total International Equity Fund	1,237,048,571	—

Total multi-manager funds	4,782,320,062	3,170,851,853

Collective investment funds:
US Bond Index Fund	1,172,726,176	1,063,291,876
S&P 500 Index Fund†	1,846,716,846	1,615,456,195
S&P MidCap Index Fund	1,026,981,850	895,250,671
Russell Small Cap Fund	200,238,956	141,766,061
Emerging Markets Fund	574,184,486	427,888,947
International Index Fund	173,819,120	111,546,501
NASDAQ 100 Fund	502,495,974	364,780,609

Total collective investment funds	5,497,163,408	4,619,980,860

Mutual funds:
EuroPacific Growth Fund†	—	1,126,144,816
PIMCO Global Advantage Bond Fund	42,534,360	—
WF Advantage Dow Jones Target Today*	178,857,592	164,039,544
WF Advantage Dow Jones Target 2010*	83,457,441	80,883,849
WF Advantage Dow Jones Target 2015*	226,048,031	211,280,179
WF Advantage Dow Jones Target 2020*	366,621,394	305,564,315
WF Advantage Dow Jones Target 2025*	965,557,907	926,859,847
WF Advantage Dow Jones Target 2030*	339,882,044	261,962,791
WF Advantage Dow Jones Target 2035*	212,464,311	169,327,055
WF Advantage Dow Jones Target 2040*	227,982,317	167,817,927
WF Advantage Dow Jones Target 2045*	76,162,773	50,522,017
WF Advantage Dow Jones Target 2050*	415,031,672	360,295,498
WF Advantage Dow Jones Target 2055*	15,581,079	1,219,224
WF Advisors 100% Treasury Money Market Fund*	247,802,536	187,597,544

22	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	2012	2011
Total mutual funds	$3,397,983,457	4,013,514,606

Total investments of fair value	25,666,560,254	22,177,956,188

Adjustments from fair value to contract value for fully benefit-responsive investment contracts held in the Stable Value Fund:
Investment contracts	—	(933,544)
Security-backed contracts	(140,292,488)	(121,865,401)
Collective Investment fund	(11,141,716)	(7,524,743)

Total adjustment from fair value to contract value	(151,434,204)	(130,323,688)

Total investments as adjusted	$25,515,126,050	22,047,632,500

*	Represents related-party and party-in-interest (note 9)

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $2,776,130,219 and by $(1,142,771,507), respectively, as summarized below:

	2012	2011
Net appreciation (depreciation) in fair value of investments:
Wells Fargo ESOP Fund:
Company common stock — allocated	$1,159,210,626	(580,704,768)
Company common stock — unallocated	126	77
Company convertible preferred stock — unallocated	(28,653,139)	(58,565,985)
Wells Fargo Non-ESOP Fund:
Company common stock — allocated	80,629,436	(34,273,247)
Multi-manager funds	561,871,441	(116,170,742)
Collective investment funds	674,041,017	(36,529,167)
Mutual funds	329,030,712	(316,527,675)

	$2,776,130,219	(1,142,771,507)

(6)	Fair Value Measurements

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Investments in mutual funds are valued at fair value based upon quoted prices in an active market.

Investments in collective investment funds are valued at NAV as a practical expedient for fair value. The NAV is based on the value of the underlying investments which are traded on an active market.

23	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Investments in multi-manager funds are valued at fair value based upon the value of the underlying funds, which include publicly traded mutual funds and collective investment funds, as described above.

Investments in the Company’s common stock are valued at quoted market values.

Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.

The Wells Fargo ESOP Fund and Wells Fargo Non-ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short-term investments are investments in collective investment funds.

As described in (2)(i)(vii), the fair value of a guaranteed investment contract is based on the present value of future cash flows using the current discount rate. The discount rate and future cash flows are directly observable inputs. Similarly, the fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are also directly observable inputs.

The fair values of the security-backed contracts are based on the cumulative value of their underlying portfolios and wrapper contracts. Investments in security-backed contracts are similar to positions in investment funds, as the security-backed contracts allow for periodic deposits and withdrawals. Prices for securities held in the underlying portfolios are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of those two sources, securities may be priced internally, using a combination of observable and unobservable market data. All prices are validated through internal price models.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Please refer to note 2(e) for the definition of fair value and the fair value hierarchy.

24	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and December 31, 2011, respectively:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic large-cap stocks	$411,726,882	—	—	411,726,882
Domestic mid-cap stocks	410,792,838	—	—	410,792,838
Domestic small-cap stocks	412,847,736	—	—	412,847,736
Emerging markets stocks	206,610,677	—	—	206,610,677
International stocks	426,111,170	—	—	426,111,170
International fixed income	42,534,360	—	—	42,534,360
Domestic intermediate core fixed income	1,113,462,819	—	—	1,113,462,819
Short term investments	373,896,975	—	—	373,896,975

Total mutual funds	3,397,983,457	—	—	3,397,983,457

Collective investment funds:
Domestic large-cap stocks	—	2,349,212,820		2,349,212,820
Domestic mid-cap stocks	—	1,026,981,850	—	1,026,981,850
Domestic small-cap stocks	—	200,238,956	—	200,238,956
Emerging markets stocks	—	574,184,486	—	574,184,486
International stocks	—	173,819,120	—	173,819,120
Domestic intermediate (core) fixed income	—	1,172,726,176	—	1,172,726,176

Total collective investment funds	—	5,497,163,408	—	5,497,163,408

Multi-manager funds:
Domestic large-cap stocks	508,175,201	2,095,375,140	—	2,603,550,341
Domestic small-cap stocks	156,557,288	785,163,862	—	941,721,150
International stocks	926,879,234	310,169,337	—	1,237,048,571

Total multi-manager funds	1,591,611,723	3,190,708,339	—	4,782,320,062

Company common stock	6,638,328,651	—	—	6,638,328,651
Company convertible preferred stock	—	—	1,169,632,813	1,169,632,813
Short term investments	—	82,153,487	—	82,153,487
Wells Fargo Stable Value fund	—	4,098,978,376	—	4,098,978,376

Total investments	$11,627,923,831	12,869,003,610	1,169,632,813	25,666,560,254

25	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic large-cap stocks	$354,168,790	—	—	354,168,790
Domestic mid-cap stocks	359,482,885	—	—	359,482,885
Domestic small-cap stocks	359,795,479	—	—	359,795,479
Emerging markets stocks	155,984,313	—	—	155,984,313
International stocks	1,459,682,414	—	—	1,459,682,414
Domestic intermediate core fixed income	1,027,171,896	—	—	1,027,171,896
Short term investments	297,228,829	—	—	297,228,829

Total mutual funds	4,013,514,606	—	—	4,013,514,606

Collective investment funds:
Domestic large-cap stocks	—	1,980,236,804	—	1,980,236,804
Domestic mid-cap stocks	—	895,250,671	—	895,250,671
Domestic small-cap stocks	—	141,766,061	—	141,766,061
Emerging markets stocks	—	427,888,947	—	427,888,947
International stocks	—	111,546,501	—	111,546,501
Domestic intermediate (core) fixed income	—	1,063,291,876	—	1,063,291,876

Total collective investment funds	—	4,619,980,860	—	4,619,980,860

Multi-manager funds:
Domestic large-cap stocks	768,373,534	1,525,309,932	—	2,293,683,466
Domestic small-cap stocks	142,107,184	735,061,203	—	877,168,387

Total multi-manager funds	910,480,718	2,260,371,135	—	3,170,851,853

Company common stock	5,173,601,288	—	—	5,173,601,288
Company convertible preferred stock	—	—	1,158,112,832	1,158,112,832
Short term investments	—	85,040,943	—	85,040,943
Wells Fargo Stable Value fund	—	3,956,853,806	—	3,956,853,806

Total investments	$10,097,596,612	10,922,246,744	1,158,112,832	22,177,956,188

26	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Changes in Fair Value Levels

The Plan monitors the availability of observable market data to assess the appropriate classification of investments within the fair value hierarchy and transfer between Level 1, Level 2 and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation techniques used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There were no transfers between the fair value levels in 2012 or 2011.

27	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets:

Company convertible preferred stock
Balance, December 31, 2010	$898,467,068
Realized gains (losses)	(67,615,292)
Unrealized gains (losses) relating to instruments still held at the reporting date	9,049,307
Purchases	1,302,000,000
Sales	(1,039,618,534)
Issuances	1,042,370,484
Settlements	(986,540,201)

Balance, December 31, 2011	1,158,112,832

Realized gains (losses)	(107,885,588)
Unrealized gains (losses) relating to instruments still held at the reporting date	79,232,449
Purchases	1,028,360,000
Sales	(968,143,187)
Issuances	972,324,587
Settlements	(992,368,280)

Balance, December 31, 2012	$1,169,632,813

Level 3 Significant Unobservable Inputs

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of those Level 3 assets measured at fair value for which the Plan uses an internal model.

	Fair Value Level 3	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average (1)
December 31, 2012

Convertible preferred stock	$1,169,632,813	Discounted cash flow	Discount rate	2.09% - 3.12%	2.92%

(1)	Weighted averages are calculated using outstanding shares.

28	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Level 3 Valuation Processes and Significant Fair Value Input Sensitivity

The Independent Fiduciary, acting on behalf of the Plan, has been given the responsibility by the Company to provide an opinion as to the values, as of December 31, 2012, of the various series of company preferred stock sold by the Company to the Plan through the ESOP portion of the Plan. The Independent Fiduciary generally determines fair value of our Level 3 assets by retaining a qualified independent financial advisor to render an opinion as to the fair value of each of the company preferred stock series outstanding as of December 31, 2012. The independent financial advisor reports directly to the Independent Fiduciary and not to the Trustee or to the Company. The independent financial advisor generally uses discounted cash flow or similar internal modeling techniques to determine the fair value of the Plan’s Level 3 assets. Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of an investment and discounting those cash flows at a rate of return that results in the fair value amounts. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated on one another), which may counteract or magnify the fair value impact. These level 3 assets would decrease (increase) in value based upon an increase (decrease) in discount rate.

Alternative Investments

The following table summarizes the Plan’s investments at December 31, 2012 and 2011 in various types of funds that use the fund’s NAVs as a practical expedient to measure fair value. The fair values presented in the table are based upon the funds’ NAV or an equivalent measure.

29	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
December 31, 2012:
Collective investment funds:
Domestic large-cap stocks (a)	$4,444,587,960		daily	n/a
Domestic mid-cap stocks (b)	1,026,981,850	—	daily	n/a
Domestic small-cap stocks (c)	985,402,818	—	daily	n/a
Emerging markets stocks (d)	574,184,486	—	daily	n/a
International stocks (e)	483,988,457	—	daily	n/a
Domestic intermediate (core) fixed income (f)	1,172,726,176	—	daily	n/a

Total collective investment funds	8,687,871,747	—

Total	$8,687,871,747	—

December 31, 2011:
Collective investment funds:
Domestic large-cap stocks (a)	$3,505,546,736	—	daily	n/a
Domestic mid-cap stocks (b)	895,250,671	—	daily	n/a
Domestic small-cap stocks (c)	876,827,264	—	daily	n/a
Emerging markets stocks (d)	427,888,947	—	daily	n/a
International stocks (e)	111,546,501	—	daily	n/a
Domestic intermediate (core) fixed income (f)	1,063,291,876	—	daily	n/a

Total collective investment funds	6,880,351,995	—

Total	$6,880,351,995	—

n/a	–	Not applicable
(a)	–	The investment objectives of the underlying funds include: to match the performance, before fees and expenses, of the S&P 500 Index or NASDAQ-100 Index, to outperform the Russell 1000 Growth Index or Russell 1000 Value Index or to provide substantial dividend income and provide long-term growth of capital.
(b)	–	The fund attempts to match the performance, before fees and expenses, of the S&P MidCap 400 Index.
(c)	–	The underlying funds attempt to match the performance, before fees and expenses, of the Russell 2000 Index, or outperform the Russell 2000 Growth Index or Russell 2000 Value Index.
(d)	–	The fund’s investment objective is to achieve long-term capital appreciation in equity and equity related securities of issuers that are located, or do significant business, in emerging market countries.
(e)	–	The fund attempts to match the performance, before fees and expenses, of the MSCI EAFE Index.
(f)	–	The fund attempts to match the performance, before fees and expenses, of the Barclays Capital U.S. Aggregate Bond Index.

30	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(7)	Concentration of Investments

The Plan’s investment in shares of the Company’s common and preferred stock aggregate 30.42% and 28.55% of total investments as of December 31, 2012 and 2011, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company’s common stock was $34.18 as of December 31, 2012 and $40.72 as of June 6, 2013.

(8)	Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Plan, through the securities-backed contracts of the Wells Fargo Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.

The following table summarizes the aggregate notional amounts and estimated fair value for the Plan’s derivative financial instruments as of December 31, 2012 and 2011:

	2012		2011
	Notional amount	Unrealized (loss)	Notional amount	Unrealized (loss)
Future contracts	$(8,951,262)	(30,431)	(25,176,150)	(40,623)

Net realized losses on futures for the year ended December 31, 2012 and 2011 were $91,387 and $1,275,333, respectively and are included in interest income on the statement of changes in net assets available for benefits

31	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(9)    Related-Party Transactions

Substantially all of the Plan’s investment funds are managed by the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

During 2012 and 2011, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(f)) and allowed participants to invest in Company common stock.

(10)  Litigation Settlements

A class action suit was brought on behalf of participants and beneficiaries of the Plan who were part of the Plan from November 2, 2001 through October 8, 2009. The lawsuit alleged that the Plan fiduciaries violated ERISA by selecting Wells Fargo funds as investment options for the Plan. A settlement was agreed to prior to going to trial, and net proceeds of $6,726,518 were paid by Wells Fargo and were allocated to impacted participants on January 3, 2012. The settlement class included participants who had balances in one or more of nine Wells Fargo investment funds during the class period. The proceeds are included in other income on the 2011 statement of changes in net assets available for benefits.

In October 2011, the U.S. District Court for the Western District of North Carolina approved a settlement in an ERISA fiduciary breach case against Wachovia Corporation. The class action suit claimed fiduciaries of the Wachovia Savings Plan and the A.G. Edwards, Inc. Retirement and Profit Sharing Plan breached their fiduciary duties to act solely in the interest of the participants and beneficiaries of the plans, and to exercise the required skill, care, prudence, and diligence, in administering the plans and the plans’ assets by continuing to offer company stock as an investment option when it was no longer prudent. The court had previously dismissed the suit, finding that the plan document required that company stock be included as an investment option for the plan. The plaintiffs appealed, and a settlement agreement was reached while the appeal was pending. Net proceeds of $10,301,400 were allocated to impacted participants on December 12, 2011 and are included in other income on the 2011 statement of changes in net assets available for benefits

(11)  Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated June 21, 2006, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related Trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

32	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The Department of Labor concluded its audit of Plan Years 2006, 2007 and 2008 and issued a closing letter that did not require any changes in the operation of the Plan.

(12)  Plan Mergers

The following plans were merged into the Plan during the year ended December 31, 2012:

Effective date	Plan name	Amount
July 1, 2012	Placer Savings Bank Employee Stock Ownership Plan and Trust	$8,153

The following plans were merged into the Plan during the year ended December 31, 2011:

Effective date	Plan name	Amount
April 1, 2011	Britt/Paulk Insurance Agency 401(k) Plan	$540,838
July 1, 2011	A.G. Edwards, Inc. Retirement and Profit Sharing Plan	937,247,940

		$937,788,778

33	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(13)	Notes Payable

Notes payable as of December 31 were:

	2012	2011
3.50% 2003 ESOP Convertible Preferred Stock Note, due March 2013	$—	6,675,893
3.50% 2004 ESOP Convertible Preferred Stock Note, due March 2014	7,942,288	18,337,011
4.75% 2005 ESOP Convertible Preferred Stock Note, due March 2015	20,148,982	32,111,173
5.75% 2006 ESOP Convertible Preferred Stock Note, due March 2016	35,921,554	49,358,285
5.75% 2007 ESOP Convertible Preferred Stock Note, due March 2017	57,531,760	73,202,980
4.50% 2008 ESOP Convertible Preferred Stock Note, due March 2018	77,693,172	94,324,932
3.00% 2010 ESOP Convertible Preferred Stock Note, due March 2020	217,091,880	249,869,880
2.50% 2011 ESOP Convertible Preferred Stock Note, due March 2021	300,830,355	401,753,800
2.30% 2012 ESOP Convertible Preferred Stock Note, due March 2022	268,690,776	—

	$985,850,767	925,633,954

Maturities of notes payable are as follows:

Year ending December 31:
2013	$8,993,214
2014	166,255,374
2015	157,411,441
2016	144,214,990
2017	130,946,628
Thereafter	378,029,120

$985,850,767

The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in monthly installments through March 31, 2022. The estimated fair value of the notes as of December 31, 2012 and 2011 was approximately $1,024 million and $937 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(14)	Plan Termination

Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.

34	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(15)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	2012	2011
Participant contributions per the financial statements	$1,236,340,098	1,183,620,066
Excess contributions to be refunded	71,154	7,050

Participant contributions per the Form 5500	$1,236,411,252	1,183,627,116

Interest income per the financial statements	$99,411,350	108,479,029
Interest income from notes receivable from participants per the financial statements	39,589,748	38,150,481
Income (expense) on excess contributions to be refunded	2,889	(206)

Interest income per the Form 5500	$139,003,987	146,629,304

35	(Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(16)	Delinquent Participant Contributions

During the 2011 Plan year, salary deferral contributions in the amount of $1,645 for one participant were not deposited into the Plan within the time frame prescribed by DOL. The failure to timely deposit these salary deferral contributions into the Plan is prohibited according to ERISA. In 2011, the Company reimbursed the Plan for the delayed deferral contributions in the amount of $1,645 plus lost interest of $33 related to usage of funds. There were no delinquent participant contributions in 2012.

(17)	Subsequent Events

In accordance with ASC 855, Subsequent Events, the Plan has evaluated events that have occurred subsequent to period end December 31, 2012 through June 7, 2013, the date at which the financial statements were issued.

(a)	Purchase of Company Stock

Subsequent to December 31, 2012, the Plan purchased 1,200,000 shares of Company preferred stock from the Company for $1,308 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 1.3% and is due December 31, 2022.

(b)	Litigation Settlements

Total proceeds of $1,069,457 were received on April 17 and 18, 2013 for a class action suit on the MFS Funds and Alliance Bernstein Funds held by the A.G. Edwards Retirement and Profit Sharing Plan.

On April 11, 2013, the Plan received net proceeds of $2,291,015 from Credit Suisse as part of the National Century Financial Enterprises securities litigation. These funds were deposited into the Wells Fargo Stable Value Fund.

36	(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
* Participant loans	161,260 Participant loans, interest rates ranging from 3.25% to 11.50%, maturing at various dates through February 18, 2033	N/A	N/A	$797,844,685

US Bond Index Fund	Collective investment fund	94,478,998	(1)	1,172,726,176
S&P 500 Index Fund	Collective investment fund	168,051,401	(1)	1,846,716,846
S&P MidCap Index Fund	Collective investment fund	57,105,307	(1)	1,026,981,850
Russell Small Cap Fund	Collective investment fund	13,104,644	(1)	200,238,956
Emerging Market Fund	Collective investment fund	33,441,147	(1)	574,184,486
International Index Fund	Collective investment fund	10,883,421	(1)	173,819,120
NASDAQ 100-Index Fund	Collective investment fund	31,484,710	(1)	502,495,974

				5,497,163,408

* Wells Fargo Advisors 100% Treasury Money Market Fund	Mutual fund	247,802,536	(1)	247,802,536
PIMCO Global Advantage Bond Fund	Mutual fund	3,635,415	(1)	42,534,360
* WF Advantage Dow Jones Target Today	Mutual fund	16,142,382	(1)	178,857,592
* WF Advantage Dow Jones Target 2010	Mutual fund	6,237,477	(1)	83,457,441
* WF Advantage Dow Jones Target 2015	Mutual fund	22,559,684	(1)	226,048,031
* WF Advantage Dow Jones Target 2020	Mutual fund	25,284,234	(1)	366,621,394
* WF Advantage Dow Jones Target 2025	Mutual fund	99,542,052	(1)	965,557,907
* WF Advantage Dow Jones Target 2030	Mutual fund	22,704,211	(1)	339,882,044
* WF Advantage Dow Jones Target 2035	Mutual fund	22,154,777	(1)	212,464,311
* WF Advantage Dow Jones Target 2040	Mutual fund	13,842,278	(1)	227,982,317
* WF Advantage Dow Jones Target 2045	Mutual fund	7,859,935	(1)	76,162,773
* WF Advantage Dow Jones Target 2050	Mutual fund	44,819,835	(1)	415,031,672
* WF Advantage Dow Jones Target 2055	Mutual fund	1,499,623	(1)	15,581,079

				3,397,983,457

Wells Fargo Large Cap Value Fund	Multi-Manager Fund
Dodge & Cox Stock Fund	Mutual fund	4,168,788	(1)	508,175,201
T Rowe Price Equity Income Fund	Common collective fund	38,292,680	(1)	488,997,527
MFS Large Cap Value Fund	Common collective fund	35,767,878	(1)	488,231,534

Total Wells Fargo Large Cap Value Fund				1,485,404,262
Wells Fargo Large Cap Growth Fund	Multi-Manager Fund
Winslow Large Cap Growth Fund	Common collective fund	16,212,513	(1)	369,321,041
Neuberger Berman Large Cap Disciplined Growth Fund	Common collective fund	23,845,842	(1)	367,225,968
T Rowe Price Blue Chip Growth fund	Common collective fund	25,088,696	(1)	381,599,070

Total Wells Fargo Large Cap Growth Fund				1,118,146,079
Wells Fargo Small Cap Fund	Multi-Manager Fund
* Wells Fargo Advantage Emerging Growth fund	Mutual fund	12,574,883	(1)	156,557,288
Advisory Research Small Cap fund	Common collective fund	11,744,838	(1)	154,444,617
SSGA Russell Small Cap Index Non Lending fund	Common collective fund	20,901,071	(1)	319,368,365
Wellington Select Small Cap Growth fund	Common collective fund	10,511,538	(1)	155,675,872
Wellington Small Cap Value fund	Common collective fund	10,662,672	(1)	155,675,008

Total Wells Fargo Small Cap Fund				941,721,150

International Equity Fund	Multi-Manager Fund
* Wells Fargo/Thornburg International	Common collective fund	28,633,747	(1)	310,169,337
American Funds EuroPacific Growth	Mutual Fund	14,959,197	(1)	616,019,752
Harbor International Fund	Mutual Fund	5,004,177	(1)	310,859,482

				1,237,048,571

Total Multi-Manager Fund				4,782,320,062

* Wells Fargo Stable Value Fund:

Security-backed contracts:
United of Omaha Fixed Income	2.57%		(1)	272,230,895
American General Life Insurance	2.89%		(1)	121,668,512
ING Life Ins. And Annuity Co.	2.62%		(1)	171,622,213
American General Life Insurance	2.89%		(1)	—
Prudential Insurance Company of America	3.61%		(1)	315,031,219
New York Life Insurance	2.38%		(1)	264,253,257
Massachusetts Mutual Life Insurance Co.	1.94%		(1)	385,037,831
Bank of America, N.A.	3.03%		(1)	—
Natixis Financial Products	3.04%		(1)	—
Pacific Life Ins. Co.	3.02%		(1)	—
State Street Bank and Trust.	4.03%
Allendale Public School District/MI	5.85%, $1,655,000 par, due 5/1/2016		(1)	1,728,747
Ally Auto Receivables Trust 2011-3	0.97%, $4,038,904 par, due 8/17/2015		(1)	4,052,233
Ally Auto Receivables Trust 2011-5	0.99%, $3,000,000 par, due 11/15/2015		(1)	3,017,850
Ally Auto Receivables Trust 2012-3	0.85%, $6,000,000 par, due 8/15/2015		(1)	6,033,000
Ally Auto Receivables Trust 2012-SN1	0.51%, $6,250,000 par, due 5/22/2014		(1)	6,255,063
Ally Auto Receivables Trust	0.65%, $216,334 par, due 3/17/2014		(1)	216,379
Amal Ltd/Cayman Islands	3.46%, $3,067,361 par, due 8/21/2021		(1)	3,327,350
American Express Credit Corp	2.75%, $3,000,000 par, due 9/15/2015		(1)	3,145,140
American Honda Finance Corp	1.0%, $900,000 par, due 8/11/2015		(1)	905,076
American Honda Finance Corp	2.13%, $940,000 par, due 2/28/2017		(1)	961,808
American Honda Finance Corp	6.7%, $1,300,000 par, due 10/1/2013		(1)	1,359,046
AmeriCredit Automobile Receivables Trust 2011-2	0.9%, $208,773 par, due 9/8/2014		(1)	208,798
AmeriCredit Automobile Receivables Trust 2011-3	0.84%, $734,435 par, due 11/10/2014		(1)	734,876

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
AmeriCredit Automobile Receivables Trust 2011-4	0.92%, $931,200 par, due 3/9/2015		(1)	$932,336
AmeriCredit Automobile Receivables Trust 2011-5	1.19%, $1,589,421 par, due 8/8/2015		(1)	1,594,714
AmeriCredit Automobile Receivables Trust 2012-1	0.91%, $2,183,336 par, due 1/8/2014		(1)	2,188,772
AmeriCredit Automobile Receivables Trust	0.51%, $3,040,000 par, due 1/8/2016		(1)	3,039,878
AmeriCredit Automobile Receivables Trust	0.67%, $4,600,000 par, due 6/8/2017		(1)	4,601,518
Anheuser-Busch InBev Worldwide Inc	2.5%, $1,500,000 par, due 3/26/2013		(1)	1,506,930
Anheuser-Busch InBev Worldwide Inc	3.63%, $861,000 par, due 4/15/2015		(1)	918,730
AT&T Inc	1.6%, $1,330,000 par, due 2/15/2017		(1)	1,345,614
BAE Systems Holdings Inc	5.2%, $750,000 par, due 8/15/2015		(1)	821,318
Bank of America Corp	5.42%, $2,000,000 par, due 3/15/2017		(1)	2,190,720
Bank of America NA	0.59%, $900,000 par, due 6/15/2016		(1)	859,257
Bank of New York Mellon Corp/The	1.2%, $3,000,000 par, due 2/20/2015		(1)	3,032,220
Bank of Nova Scotia	1.65%, $1,425,000 par, due 10/29/2015		(1)	1,466,468
Barclays Bank PLC	5.2%, $2,500,000 par, due 7/10/2014		(1)	2,660,050
BB&T Corp	5.7%, $1,500,000 par, due 4/30/2014		(1)	1,598,700
Bear Stearns Commercial Mortgage Securities	5.38%, $1,775,421 par, due 12/11/2040		(1)	1,814,924
BHP Billiton Finance USA Ltd	1.63%, $1,500,000 par, due 2/24/2017		(1)	1,533,870
Board of Trustees of The Leland Stanford Junior University/The	4.25%, $2,300,000 par, due 5/1/2016		(1)	2,552,011
Boeing Capital Corp	2.13%, $650,000 par, due 8/15/2016		(1)	676,475
Bottling Group LLC	6.95%, $2,200,000 par, due 3/15/2014		(1)	2,365,616
BP Capital Markets PLC	5.25%, $2,500,000 par, due 11/7/2013		(1)	2,601,525
Brazos Student Finance Corp	0.56%, $1,502,307 par, due 6/25/2027		(1)	1,455,646
Cargill Inc	1.9%, $150,000 par, due 3/1/2017		(1)	152,739
Cargill Inc	4.31%, $2,748,000 par, due 5/14/2021		(1)	3,027,664
CarMax Auto Owner Trust	0.68%, $1,270,926 par, due 9/15/2014		(1)	1,271,778
Caterpillar Financial Services Corp	1.38%, $750,000 par, due 5/20/2014		(1)	759,113
Caterpillar Inc	1.5%, $800,000 par, due 6/26/2017		(1)	810,232
CD 2005-CD1 Commercial Mortgage Trust	5.22%, $1,800,000 par, due 7/15/2044		(1)	1,997,568
Cellco Partnership / Verizon Wireless Capital LLC	7.38%, $1,250,000 par, due 11/15/2013		(1)	1,321,213
Chevron Corp	1.1%, $1,100,000 par, due 12/5/2017		(1)	1,107,678
CIT Equipment Collateral	0.85%, $5,225,000 par, due 10/20/2013		(1)	5,229,441
Citigroup Inc	1.24%, $58,000 par, due 4/1/2014		(1)	58,064
Citigroup Inc	4.45%, $750,000 par, due 1/10/2017		(1)	830,850
Citigroup Inc	4.59%, $750,000 par, due 12/15/2015		(1)	818,813
Citigroup Inc	6.5%, $696,000 par, due 8/19/2013		(1)	720,082
City & County of Honolulu HI	4.61%, $1,000,000 par, due 4/1/2014		(1)	1,050,800
City of El Paso TX	3.61%, $2,000,000 par, due 8/15/2014		(1)	2,094,220
CNH Equipment Trust	0.71%, $295,350 par, due 12/15/2014		(1)	295,578
COBALT CMBS Commercial Mortgage Trust 2006-C1	5.22%, $3,039,038 par, due 8/15/2048		(1)	3,161,876
Coca-Cola Co/The	3.63%, $1,600,000 par, due 3/15/2014		(1)	1,660,112
College Loan Corp Trust	1.07%, $8,720,000 par, due 4/25/2046		(1)	8,000,600
COMM 2004-LNB2 Mortgage Trust	4.71%, $2,866,664 par, due 3/10/2039		(1)	2,967,226
COMM 2005-LP5 Mortgage Trust	4.98%, $2,000,000 par, due 5/10/2043		(1)	2,188,300
COMM 2012-CR2 A1	0.82%, $4,281,947 par, due 8/15/2045		(1)	4,295,136
COMM 2012-CCRE4 Mortgage Trust	0.7%, $986,001 par, due 10/15/2045		(1)	986,000
Commercial Mortgage Pass-Through Certificates Series 2007-C1	5.34%, $865,639 par, due 2/15/2040		(1)	905,891
Commonwealth Bank of Australia	2.9%, $2,000,000 par, due 9/17/2014		(1)	2,083,020
ConocoPhillips	4.75%, $662,000 par, due 2/1/2014		(1)	691,975
Cornell University	4.35%, $2,000,000 par, due 2/1/2014		(1)	2,076,180
County of Baltimore MD	3.85%, $3,075,000 par, due 11/1/2017		(1)	3,445,107
County of Charles MD	5.0%, $1,170,000 par, due 3/1/2014		(1)	1,232,127
Covidien International Finance SA	1.35%, $1,850,000 par, due 5/29/2015		(1)	1,875,031
Credit Suisse First Boston Mortgage Securities Corp	5.1%, $1,066,182 par, due 8/15/2038		(1)	1,091,802
Credit Suisse/New York NY	5.5%, $2,500,000 par, due 5/1/2014		(1)	2,659,975
Daimler Finance North America LLC	0.92%, $520,000 par, due 3/28/2014		(1)	521,097
Daimler Finance North America LLC	1.95%, $2,000,000 par, due 3/28/2014		(1)	2,025,220
Daimler Finance North America LLC	2.3%, $500,000 par, due 1/9/2015		(1)	512,025
DBRR 2012-EZ1 A	0.95%, $3,618,642 par, due 9/25/2045		(1)	3,627,019
Deutsche Bank AG/London	2.38%, $1,500,000 par, due 1/11/2013		(1)	1,500,735
Devon Energy Corp	5.63%, $2,280,000 par, due 1/15/2014		(1)	2,398,788
Dexia Credit Local SA/New York NY	2.0%, $2,000,000 par, due 3/5/2013		(1)	2,001,660
Diageo Capital PLC	7.38%, $2,000,000 par, due 1/15/2014		(1)	2,139,040
Discover Card Master Trust	0.81%, $3,400,000 par, due 8/15/2017		(1)	3,425,636
Duke Energy Carolinas LLC	5.75%, $1,800,000 par, due 11/15/2013		(1)	1,880,514
Ecolab Inc	3.0%, $940,000 par, due 12/8/2016		(1)	998,947
EdLinc Student Loan Funding Trust 2012-1	1.21%, $4,555,932 par, due 9/25/2030		(1)	4,618,804
EI du Pont de Nemours & Co	1.75%, $1,500,000 par, due 3/25/2014		(1)	1,525,125
Elkhart Community Schools	1.35%, $1,140,000 par, due 1/20/2017		(1)	1,148,356
ENSCO Offshore Co	6.36%, $600,126 par, due 12/1/2015		(1)	643,119
ERP Operating LP	5.25%, $2,250,000 par, due 9/15/2014		(1)	2,416,973
Fannie Mae Grantor Trust	6.0%, $1,854,531 par, due 11/25/2043		(1)	2,082,731
Fannie Mae Pool	1.49%, $4,500,000 par, due 6/1/2017		(1)	4,617,855
Fannie Mae Pool	1.82%, $1,779,804 par, due 10/1/2033		(1)	1,857,368
Fannie Mae Pool	2.24%, $436,954 par, due 5/1/2034		(1)	462,957
Fannie Mae Pool	2.27%, $416,769 par, due 12/1/2033		(1)	439,079
Fannie Mae Pool	2.27%, $7,805,301 par, due 6/1/2034		(1)	8,276,741
Fannie Mae Pool	2.28%, $1,790,248 par, due 6/1/2033		(1)	1,884,290
Fannie Mae Pool	2.3%, $1,114,642 par, due 3/1/2034		(1)	1,183,906
Fannie Mae Pool	2.31%, $1,109,026 par, due 8/1/2033		(1)	1,173,837
Fannie Mae Pool	2.31%, $1,157,313 par, due 8/1/2033		(1)	1,224,946
Fannie Mae Pool	2.31%, $1,595,942 par, due 8/1/2034		(1)	1,691,347
Fannie Mae Pool	2.33%, $1,285,117 par, due 7/1/2033		(1)	1,367,262
Fannie Mae Pool	2.34%, $3,567,593 par, due 11/1/2032		(1)	3,680,436

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Fannie Mae Pool	2.49%, $3,638,229 par, due 3/1/2042		(1)	$3,780,702
Fannie Mae Pool	2.5%, $12,100,968 par, due 12/1/2022		(1)	12,700,934
Fannie Mae Pool	2.5%, $5,000,000 par, due 12/1/2022		(1)	5,247,900
Fannie Mae Pool	2.5%, $8,214,949 par, due 7/1/2022		(1)	8,622,246
Fannie Mae Pool	2.54%, $658,880 par, due 8/1/2035		(1)	691,027
Fannie Mae Pool	2.64%, $1,061,156 par, due 5/1/2037		(1)	1,130,534
Fannie Mae Pool	2.65%, $7,922,938 par, due 10/1/2041		(1)	8,240,093
Fannie Mae Pool	2.98%, $1,345,450 par, due 2/1/2041		(1)	1,409,063
Fannie Mae Pool	3.%, $3,248,523 par, due 12/1/2021		(1)	3,430,343
Fannie Mae Pool	3.0%, $4,305,790 par, due 1/1/2022		(1)	4,546,785
Fannie Mae Pool	3.0%, $9,706,604 par, due 8/1/2027		(1)	10,259,007
Fannie Mae Pool	3.27%, $2,961,604 par, due 11/1/2041		(1)	3,125,588
Fannie Mae Pool	3.5%, $12,221,726 par, due 1/1/2021		(1)	13,006,971
Fannie Mae Pool	3.5%, $12,851,557 par, due 7/1/2021		(1)	13,637,044
Fannie Mae Pool	3.5%, $3,034,732 par, due 8/1/2021		(1)	3,220,214
Fannie Mae Pool	3.5%, $4,273,496 par, due 12/1/2020		(1)	4,534,692
Fannie Mae Pool	3.96%, $3,300,276 par, due 5/1/2036		(1)	3,407,238
Fannie Mae Pool	4.03%, $2,253,840 par, due 10/1/2032		(1)	2,411,022
Fannie Mae Pool	4.5%, $775,248 par, due 7/1/2018		(1)	854,245
Fannie Mae Pool	4.5%, $782,610 par, due 7/1/2018		(1)	862,358
Fannie Mae Pool	4.62%, $3,728,561 par, due 5/1/2038		(1)	3,976,547
Fannie Mae Pool	5.0%, $1,118,063 par, due 10/1/2019		(1)	1,231,468
Fannie Mae Pool	5.0%, $1,596,765 par, due 1/1/2019		(1)	1,758,725
Fannie Mae Pool	5.0%, $6,613,360 par, due 6/1/2035		(1)	7,218,813
Fannie Mae Pool	5.0%, $624,496 par, due 2/1/2019		(1)	687,839
Fannie Mae Pool	5.0%, $917,460 par, due 11/1/2019		(1)	1,010,518
Fannie Mae Pool	5.5%, $1,031,006 par, due 4/1/2036		(1)	1,126,663
Fannie Mae Pool	5.5%, $1,092,056 par, due 1/1/2036		(1)	1,172,213
Fannie Mae Pool	5.5%, $2,137,514 par, due 11/1/2021		(1)	2,337,457
Fannie Mae Pool	5.5%, $2,338,973 par, due 9/1/2036		(1)	2,570,601
Fannie Mae Pool	5.5%, $2,883,973 par, due 2/1/2036		(1)	3,095,656
Fannie Mae Pool	5.5%, $5,509,060 par, due 4/1/2033		(1)	6,040,299
Fannie Mae Pool	5.5%, $52,925 par, due 6/1/2021		(1)	57,875
Fannie Mae Pool	6.0%, $266,790 par, due 2/1/2033		(1)	298,004
Fannie Mae Pool	6.5%, $179,561 par, due 1/1/2018		(1)	195,790
Fannie Mae REMIC Trust 2002-W12	5.07%, $1,743,192 par, due 2/25/2033		(1)	1,796,203
Fannie Mae REMIC Trust 2003-W11	6.25%, $408,962 par, due 7/25/2033		(1)	472,356
Fannie Mae REMIC Trust 2004-W11	7.0%, $1,502,086 par, due 5/25/2044		(1)	1,690,057
Fannie Mae REMICS	4.0%, $3,700,000 par, due 4/25/2019		(1)	3,901,502
Fannie Mae REMICS	4.5%, $2,481,467 par, due 9/25/2018		(1)	2,661,075
Fannie Mae REMICS	5.0%, $1,634,826 par, due 10/25/2018		(1)	1,766,250
Fannie Mae REMICS	5.5%, $8,176,401 par, due 4/25/2035		(1)	9,041,546
Fannie Mae REMICS	5.5%, $8,272,113 par, due 4/25/2035		(1)	9,130,593
Fannie Mae Trust 2003-W6	6.5%, $642,796 par, due 9/25/2042		(1)	750,670
Fannie Mae Trust 2004-W1	7.0%, $1,273,631 par, due 12/25/2033		(1)	1,522,294
Federal Home Loan Mortgage Corp	0.88%, $8,500,000 par, due 10/28/2013		(1)	8,548,535
Federal National Mortgage Association	1.25%, $2,000,000 par, due 8/20/2013		(1)	2,013,160
FHLMC Multifamily Structured Passthrough	2.7%, $2,500,000 par, due 5/25/2018		(1)	2,684,150
FHLMC Structured Pass Through Securities	5.23%, $5,434,552 par, due 5/25/2043		(1)	6,061,482
Ford Credit Auto Owner Trust	0.58%, $2,000,000 par, due 8/15/2015		(1)	2,004,880
Ford Credit Auto Owner Trust	0.72%, $4,500,000 par, due 12/15/2016		(1)	4,517,235
Ford Motor Credit Co LLC	2.5%, $2,000,000 par, due 1/15/2016		(1)	2,024,640
Freddie Mac Gold Pool	3.0%, $7,783,143 par, due 8/1/2027		(1)	8,357,461
Freddie Mac Gold Pool	5.0%, $2,706,530 par, due 5/1/2020		(1)	2,953,339
Freddie Mac Gold Pool	5.0%, $527,830 par, due 8/1/2018		(1)	575,962
Freddie Mac Gold Pool	5.5%, $1,286,799 par, due 11/1/2021		(1)	1,397,631
Freddie Mac Gold Pool	5.5%, $298,421 par, due 11/1/2021		(1)	324,727
Freddie Mac Gold Pool	5.5%, $533,375 par, due 12/1/2033		(1)	601,695
Freddie Mac Gold Pool	6.0%, $3,329,167 par, due 8/1/2038		(1)	3,694,210
Freddie Mac Gold Pool	6.0%, $7,752,343 par, due 8/1/2038		(1)	8,602,388
Freddie Mac Non Gold Pool	2.1%, $2,025,399 par, due 5/1/2042		(1)	2,090,192
Freddie Mac Non Gold Pool	2.17%, $3,967,816 par, due 7/1/2042		(1)	4,108,157
Freddie Mac Non Gold Pool	2.25%, $2,182,149 par, due 6/1/2042		(1)	2,262,103
Freddie Mac Non Gold Pool	2.26%, $3,216,987 par, due 8/1/2042		(1)	3,338,846
Freddie Mac Non Gold Pool	2.33%, $2,083,454 par, due 6/1/2042		(1)	2,164,792
Freddie Mac Non Gold Pool	2.48%, $3,585,887 par, due 2/1/2042		(1)	3,734,594
Freddie Mac Non Gold Pool	2.48%, $4,297,842 par, due 9/1/2042		(1)	4,491,159
Freddie Mac Non Gold Pool	2.48%, $67,502 par, due 10/1/2029		(1)	68,979
Freddie Mac Non Gold Pool	2.49%, $3,636,451 par, due 8/1/2035		(1)	3,820,383
Freddie Mac Non Gold Pool	2.54%, $1,191,795 par, due 6/1/2036		(1)	1,274,494
Freddie Mac Non Gold Pool	2.65%, $1,268,272 par, due 1/1/2041		(1)	1,320,639
Freddie Mac Non Gold Pool	3.02%, $1,839,187 par, due 9/1/2037		(1)	1,973,870
Freddie Mac Non Gold Pool	4.8%, $709,331 par, due 5/1/2038		(1)	758,864
Freddie Mac Non Gold Pool	4.97%, $3,757,986 par, due 4/1/2038		(1)	4,024,100
Freddie Mac REMICS	4.0%, $5,452,811 par, due 12/15/2018		(1)	5,735,593
Freddie Mac REMICS	4.0%, $5,471,947 par, due 6/15/2023		(1)	5,804,095
Freddie Mac REMICS	4.0%, $5,555,218 par, due 9/15/2019		(1)	5,835,589
Freddie Mac REMICS	5.5%, $1,972,913 par, due 10/15/2016		(1)	2,089,374
GE Capital Commercial Mortgage Corp Series 2006-C1 Trust	5.3%, $3,000,000 par, due 3/10/2044		(1)	3,365,430
GE Dealer Floor Trust	0.78%, $2,250,000 par, due 2/22/2017		(1)	2,261,160
GE Equipment Small Ticket LLC Series 2012-1	1.04%, $4,610,000 par, due 12/21/2014		(1)	4,630,468
GE Equipment Transportation LLC Series 2011-1	1.0%, $3,282,570 par, due 10/20/2014		(1)	3,289,431
GEDFT 2012-4 A	0.65%, $1,200,000 par, due 10/20/2015		(1)	1,202,700
General Electric Capital Corp	1.18%, $750,000 par, due 5/9/2016		(1)	750,953
General Electric Capital Corp	2.3%, $1,000,000 par, due 4/27/2017		(1)	1,036,880

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
General Electric Capital Corp	3.35%, $750,000 par, due 10/17/2016		(1)	$805,043
General Electric Capital Corp	5.55%, $750,000 par, due 5/4/2020		(1)	891,585
General Electric Co	0.85%, $1,100,000 par, due 10/9/2015		(1)	1,103,872
General Electric Co	5.0%, $2,500,000 par, due 2/1/2013		(1)	2,509,525
General Mills Inc	5.65%, $2,500,000 par, due 2/15/2019		(1)	3,039,550
Georgia Power Co	6.0%, $1,500,000 par, due 11/1/2013		(1)	1,566,540
Ginnie Mae II pool	0.84%, $6,993,004 par, due 5/20/2058		(1)	7,069,137
Ginnie Mae II pool	1.57%, $2,602,346 par, due 6/20/2058		(1)	2,679,992
Ginnie Mae II pool	2.5%, $3,189,476 par, due 3/20/2042		(1)	3,361,070
Ginnie Mae II pool	2.5%, $4,453,148 par, due 4/20/2042		(1)	4,684,845
Ginnie Mae II pool	4.82%, $4,534,221 par, due 12/20/2060		(1)	5,127,053
Ginnie Mae II pool	5.46%, $6,936,378 par, due 7/20/2059		(1)	7,703,521
Ginnie Mae II pool	5.47%, $6,940,363 par, due 8/20/2059		(1)	7,660,564
Ginnie Mae II pool	5.55%, $6,495,661 par, due 2/20/2059		(1)	7,116,458
Ginnie Mae II pool	5.76%, $4,650,145 par, due 12/20/2058		(1)	5,178,416
Ginnie Mae II pool	5.85%, $4,003,385 par, due 7/20/2058		(1)	4,309,976
Ginnie Mae II pool	6.14%, $5,387,879 par, due 10/20/2058		(1)	6,015,620
GlaxoSmithKline Capital PLC	0.75%, $1,500,000 par, due 5/8/2015		(1)	1,507,320
Goldman Sachs Group Inc/The	4.75%, $1,750,000 par, due 7/15/2013		(1)	1,786,698
Greenwich Capital Commercial Funding Corp	4.11%, $1,857,922 par, due 7/5/2035		(1)	1,866,357
Harley-Davidson Motorcycle Trust 2011-2	0.71%, $2,000,936 par, due 5/15/2015		(1)	2,002,937
Harley-Davidson Motorcycle Trust 2011-2	1.11%, $2,925,000 par, due 9/15/2016		(1)	2,946,031
Harley-Davidson Motorcycle Trust 2012-1	0.68%, $2,000,000 par, due 6/15/2015		(1)	2,006,220
Hewlett-Packard Co	1.55%, $575,000 par, due 5/30/2014		(1)	573,712
Hewlett-Packard Co	6.13%, $1,750,000 par, due 3/1/2014		(1)	1,839,635
Honda Auto Receivables	0.77%, $2,700,000 par, due 1/15/2016		(1)	2,712,744
Honeywell International Inc	3.88%, $1,300,000 par, due 2/15/2014		(1)	1,349,517
Housing Development Corp/NY	5.75%, $1,250,000 par, due 11/1/2024		(1)	1,356,850
HSBC Bank PLC	1.63%, $1,500,000 par, due 8/12/2013		(1)	1,510,500
HSBC Bank PLC	1.63%, $275,000 par, due 7/7/2014		(1)	280,162
HSBC USA Inc	1.63%, $700,000 par, due 1/16/2018		(1)	700,637
Intel Corp	1.35%, $1,500,000 par, due 12/15/2017		(1)	1,499,565
Intel Corp	1.95%, $1,560,000 par, due 10/1/2016		(1)	1,611,636
John Deere Owner Trust	1.29%, $3,882,082 par, due 1/15/2016		(1)	3,902,347
JP Morgan Chase Commercial Mortgage Securities Corp	0.67%, $1,950,000 par, due 12/15/2047		(1)	1,947,738
JP Morgan Chase Commercial Mortgage Securities Corp	4.82%, $512,556 par, due 10/15/2042		(1)	531,746
JP Morgan Chase Commercial Mortgage Securities Corp	5.2%, $1,075,000 par, due 12/15/2044		(1)	1,198,163
JP Morgan Chase Commercial Mortgage Securities Corp	5.47%, $2,947,574 par, due 4/15/2043		(1)	3,328,990
JPMorgan Chase & Co	3.4%, $750,000 par, due 6/24/2015		(1)	791,295
JPMorgan Chase & Co	3.7%, $1,000,000 par, due 1/20/2015		(1)	1,052,880
JPMorgan Chase & Co	4.65%, $2,500,000 par, due 6/1/2014		(1)	2,634,025
Kellogg Co	1.75%, $1,080,000 par, due 5/17/2017		(1)	1,097,539
KFW	1.38%, $4,000,000 par, due 7/15/2013		(1)	4,023,440
Kraft Foods Group Inc	1.63%, $1,600,000 par, due 6/4/2015		(1)	1,628,432
LB-UBS Commercial Mortgage Trust	4.39%, $495,479 par, due 3/15/2032		(1)	495,866
LB-UBS Commercial Mortgage Trust	5.1%, $107,231 par, due 11/15/2030		(1)	107,290
Medtronic Inc	4.5%, $2,000,000 par, due 3/15/2014		(1)	2,093,080
Mercedes-Benz Auto Receivables Trust 2011-1	0.85%, $2,118,716 par, due 3/16/2015		(1)	2,123,695
Mercedes-Benz Auto Receivables Trust	0.37%, $4,585,000 par, due 3/16/2015		(1)	4,586,742
Merrill Lynch Mortgage Investors Trust Series MLCC 2004-A	0.67%, $30,012 par, due 4/25/2029		(1)	29,359
Merrill Lynch Mortgage Trust	4.75%, $3,000,000 par, due 6/12/2043		(1)	3,257,970
Merrill Lynch Mortgage Trust	5.26%, $936,023 par, due 11/12/2037		(1)	940,525
MetLife Inc	6.75%, $2,000,000 par, due 6/1/2016		(1)	2,368,700
MidAmerican Energy Co	4.65%, $1,250,000 par, due 10/1/2014		(1)	1,334,300
Montana Higher Education Student Assistance Corp	0.81%, $2,644,116 par, due 9/20/2022		(1)	2,648,347
Morgan Stanley Capital I Trust 2005-HQ5	5.17%, $4,125,000 par, due 1/14/2042		(1)	4,423,073
Morgan Stanley Capital I Trust 2005-IQ10	5.23%, $4,000,000 par, due 9/15/2042		(1)	4,402,360
Morgan Stanley Capital I Trust 2012-C4	2.11%, $3,400,000 par, due 3/15/2045		(1)	3,534,368
Morgan Stanley	4.2%, $1,000,000 par, due 11/20/2014		(1)	1,043,390
Morgan Stanley	5.45%, $1,450,000 par, due 1/9/2017		(1)	1,604,541
National Australia Bank Ltd	2.5%, $1,000,000 par, due 1/8/2013		(1)	1,000,250
National City Bank/Cleveland OH	5.25%, $500,000 par, due 12/15/2016		(1)	568,225
NCUA Guaranteed Notes Trust 2011-R6	0.59%, $1,671,005 par, due 5/7/2020		(1)	1,673,877
New Hampshire Higher Education Loan Corp	0.21%, $4,000,000 par, due 10/25/2028		(1)	3,999,600
New York Life Global Funding	1.65%, $2,900,000 par, due 5/15/2017		(1)	2,953,360
New York State Urban Development Corp	6.45%, $2,500,000 par, due 3/15/2018		(1)	2,890,400
Nordic Investment Bank	3.5%, $1,250,000 par, due 9/11/2013		(1)	1,277,709
Novartis Capital Corp	4.13%, $2,000,000 par, due 2/10/2014		(1)	2,080,060
PacifiCorp	5.45%, $1,500,000 par, due 9/15/2013		(1)	1,550,535
Peco Energy Co	5.0%, $2,000,000 par, due 10/1/2014		(1)	2,148,800
Petroleos Mexicanos	1.95%, $9,000,000 par, due 12/20/2022		(1)	9,180,270
PNC Funding Corp	3.0%, $850,000 par, due 5/19/2014		(1)	878,526
Province of Ontario Canada	4.1%, $2,500,000 par, due 6/16/2014		(1)	2,634,950
Public Service Electric & Gas Co	0.85%, $1,450,000 par, due 8/15/2014		(1)	1,455,568
Rabobank NA	4.2%, $1,500,000 par, due 5/13/2014		(1)	1,568,925
Rio Tinto Finance USA Ltd	2.25%, $1,290,000 par, due 9/20/2016		(1)	1,338,285
Rio Tinto Finance USA PLC	2.0%, $700,000 par, due 3/22/2017		(1)	716,548
Roche Holdings Inc	5.0%, $1,588,000 par, due 3/1/2014		(1)	1,668,130
Royal Bank of Canada	3.13%, $2,000,000 par, due 4/14/2015		(1)	2,115,600
Royal Bank of Scotland PLC/The	3.4%, $650,000 par, due 8/23/2013		(1)	659,646
Royal Bank of Scotland PLC/The	3.95%, $700,000 par, due 9/21/2015		(1)	743,288
SABMiller Holdings Inc	2.45%, $2,700,000 par, due 1/15/2017		(1)	2,814,480
SABMiller PLC	5.5%, $1,500,000 par, due 8/15/2013		(1)	1,542,255
Sanofi	1.2%, $900,000 par, due 9/30/2014		(1)	910,611
Sanofi	1.63%, $1,200,000 par, due 3/28/2014		(1)	1,216,932

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Santander Drive Auto Receivables Trust 2011-1	0.94%, $304,231 par, due 2/18/2014		(1)	$304,297
Santander Drive Auto Receivables Trust 2012-1	1.25%, $2,139,651 par, due 4/15/2015		(1)	2,148,231
Santander Drive Auto Receivables Trust	0.91%, $2,107,749 par, due 10/15/2013		(1)	2,113,166
Schlumberger SA	2.65%, $1,000,000 par, due 1/15/2016		(1)	1,046,230
Sequoia Mortgage Trust 9	0.91%, $30,778 par, due 9/20/2032		(1)	30,751
Shell International Finance BV	1.88%, $1,000,000 par, due 3/25/2013		(1)	1,003,570
Shell International Finance BV	4.0%, $2,000,000 par, due 3/21/2014		(1)	2,088,020
Siemens Financieringsmaatschappij NV	5.75%, $1,000,000 par, due 10/17/2016		(1)	1,159,190
Simon Property Group LP	5.75%, $1,500,000 par, due 12/1/2015		(1)	1,689,660
SLC Student Loan Trust	0.76%, $1,651,580 par, due 6/15/2017		(1)	1,651,845
SLM Student Loan Trust	0.37%, $756,560 par, due 2/27/2017		(1)	756,265
SLM Student Loan Trust	0.65%, $6,500,000 par, due 1/25/2021		(1)	6,496,945
Small Business Administration Participation Certificates	4.76%, $6,867,525 par, due 9/1/2025		(1)	7,665,737
Small Business Administration Participation Certificates	5.29%, $3,765,849 par, due 12/1/2027		(1)	4,311,483
Small Business Administration Participation Certificates	5.51%, $2,882,006 par, due 11/1/2027		(1)	3,333,703
Small Business Administration Participation Certificates	5.63%, $5,221,543 par, due 10/1/2028		(1)	6,069,782
Small Business Administration Participation Certificates	5.72%, $2,052,686 par, due 1/1/2029		(1)	2,384,811
Small Business Administration Participation Certificates	6.77%, $4,370,154 par, due 11/1/2028		(1)	5,156,825
State of Connecticut	1.03%, $925,000 par, due 10/15/2016		(1)	924,038
State of Rhode Island	6.21%, $910,000 par, due 2/1/2016		(1)	1,041,868
State of Rhode Island	6.66%, $640,000 par, due 2/1/2018		(1)	794,835
State of Wisconsin	1.08%, $950,000 par, due 5/1/2016		(1)	948,357
Time Warner Cable Inc	3.5%, $2,350,000 par, due 2/1/2015		(1)	2,481,929
Time Warner Inc	3.15%, $600,000 par, due 7/15/2015		(1)	634,494
Toronto-Dominion Bank/The	1.38%, $1,365,000 par, due 7/14/2014		(1)	1,382,963
Total Capital Intl	1.5%, $2,000,000 par, due 2/17/2017		(1)	2,015,500
Toyota Motor Credit Corp	2.05%, $900,000 par, due 1/12/2017		(1)	930,834
Unilever Capital Corp	3.65%, $1,800,000 par, due 2/15/2014		(1)	1,861,110
United States Small Business Administration	4.5%, $281,888 par, due 2/1/2014		(1)	289,127
United States Small Business Administration	4.63%, $1,154,719 par, due 3/10/2013		(1)	1,163,969
United States Small Business Administration	4.64%, $2,410,160 par, due 2/10/2015		(1)	2,547,443
United States Small Business Administration	4.75%, $1,316,005 par, due 8/10/2014		(1)	1,349,945
United States Small Business Administration	5.46%, $4,303,373 par, due 2/10/2017		(1)	4,732,807
United States Small Business Administration	5.68%, $1,094,813 par, due 8/10/2016		(1)	1,197,780
United States Small Business Administration	5.79%, $5,241,310 par, due 8/10/2017		(1)	5,837,875
United States Small Business Administration	5.9%, $3,805,070 par, due 2/10/2018		(1)	4,222,144
United States Treasury Inflation Indexed Bonds	0.13%, $42,350,000 par, due 4/15/2017		(1)	46,186,738
United States Treasury Note/Bond	0.63%, $1,300,000 par, due 9/30/2017		(1)	1,297,660
University of California	0.89%, $950,000 par, due 7/1/2013		(1)	951,948
Ventas Realty LP / Ventas Capital Corp	2.0%, $1,700,000 par, due 2/15/2018		(1)	1,701,105
Verizon Communications Inc	1.25%, $1,210,000 par, due 11/3/2014		(1)	1,224,290
Volkswagen Auto Loan Enhanced Trust	0.85%, $3,300,000 par, due 6/22/2015		(1)	3,319,338
Vornado Realty LP	4.25%, $2,000,000 par, due 4/1/2015		(1)	2,114,020
Wachovia Bank Commercial Mortgage Trust	3.99%, $1,024,010 par, due 6/15/2035		(1)	1,031,035
Wal-Mart Stores Inc	2.8%, $1,000,000 par, due 4/15/2016		(1)	1,066,490
Wal-Mart Stores Inc	3.2%, $1,500,000 par, due 5/15/2014		(1)	1,558,215
Walt Disney Co/The	1.1%, $900,000 par, due 12/1/2017		(1)	901,890
Walt Disney Co/The	4.5%, $1,500,000 par, due 12/15/2013		(1)	1,558,245
Westpac Banking Corp	0.9%, $2,820,000 par, due 4/8/2013		(1)	2,824,145
White Bear Lake Independent School District No 624	5.25%, $1,810,000 par, due 2/1/2015		(1)	1,979,742
Wisconsin Electric Power Co	6.25%, $1,500,000 par, due 12/1/2015		(1)	1,737,060
World Omni Automobile Lease Securitization Trust	0.71%, $1,800,000 par, due 12/15/2013		(1)	1,802,646
Yale University	2.9%, $2,500,000 par, due 10/15/2014		(1)	2,608,650
Wells Fargo Short-term Investment Fund G	0.27%, $66,387,650 units		(1)	66,387,650

				919,426,737

	Accrued income receivable			3,750,991
	Deposits with brokers for futures transactions			82,500
	Variation margin payable			(2,344)
	Receivable for investment payments due			1,400,505
	Receivables for investment securities sold			6,916,000
	Payables for investment securities purchased			(6,951,000)

	Total securities			924,623,389

Pacific Life Ins. Co.	3.02%
Monumental Life Ins. Co.	3.63%
Alcoa Inc	5.72%, $392,000 par, due 2/23/2019		(1)	416,386
Allstate Corp/The	7.5%, $500,000 par, due 6/15/2013		(1)	515,750
Ally Auto Receivables Trust 2010-4	0.91%, $1,710,071 par, due 11/17/2014		(1)	1,713,457
Alvin Independent School District/TX	3.78%, $500,000 par, due 2/15/2021		(1)	549,520
Amal Ltd/Cayman Islands	3.46%, $2,300,521 par, due 8/21/2021		(1)	2,495,513
American Express Credit Corp	2.75%, $750,000 par, due 9/15/2015		(1)	786,285
American Express Credit Corp	5.88%, $550,000 par, due 5/2/2013		(1)	559,933
American Honda Finance Corp	1.5%, $500,000 par, due 9/11/2017		(1)	499,860
Amsouth Bank/Birmingham AL	4.85%, $700,000 par, due 4/1/2013		(1)	706,125
Anderson County School District No 1/SC	5.0%, $500,000 par, due 3/1/2022		(1)	593,200
Anheuser-Busch InBev Worldwide Inc	1.38%, $800,000 par, due 7/15/2017		(1)	808,424
Apache Corp	3.25%, $750,000 par, due 4/15/2022		(1)	794,858
Archer-Daniels-Midland Co	5.45%, $900,000 par, due 3/15/2018		(1)	1,077,372
AT&T Inc	1.6%, $420,000 par, due 2/15/2017		(1)	424,931
AT&T Inc	2.95%, $450,000 par, due 5/15/2016		(1)	476,424
Atlantic City Electric Co	7.75%, $650,000 par, due 11/15/2018		(1)	867,984
BAE Systems Holdings Inc	5.2%, $1,300,000 par, due 8/15/2015		(1)	1,423,617
Banc of America Merrill Lynch Commercial Mortgage Inc	5.12%, $2,125,000 par, due 10/10/2045		(1)	2,355,265
Banc of America Merrill Lynch Commercial Mortgage Inc	5.19%, $2,025,000 par, due 9/10/2047		(1)	2,255,951

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Bank of America Corp	5.0%, $300,000 par, due 5/13/2021		(1)	$342,495
Bank of America Corp	5.42%, $300,000 par, due 3/15/2017		(1)	328,608
Bank of America NA	5.3%, $1,250,000 par, due 3/15/2017		(1)	1,405,888
Bank of New York Mellon Corp/The	2.3%, $1,000,000 par, due 7/28/2016		(1)	1,045,250
Barclays Bank PLC	2.5%, $1,525,000 par, due 9/21/2015		(1)	1,587,357
Barclays Bank PLC	5.0%, $1,300,000 par, due 9/22/2016		(1)	1,457,157
Baxter International Inc	1.85%, $700,000 par, due 1/15/2017		(1)	721,329
Bear Stearns Commercial Mortgage Securities	4.58%, $320,017 par, due 6/11/2041		(1)	320,798
BHP Billiton Finance USA Ltd	1.63%, $500,000 par, due 2/24/2017		(1)	511,290
BHP Billiton Finance USA Ltd	5.4%, $850,000 par, due 3/29/2017		(1)	996,481
BNP Paribas Home Loan SFH	2.2%, $950,000 par, due 11/2/2015		(1)	978,880
BNP Paribas SA	3.6%, $1,400,000 par, due 2/23/2016		(1)	1,481,830
Board of Trustees of The Leland Stanford Junior University/The	4.25%, $500,000 par, due 5/1/2016		(1)	554,785
Boston Properties LP	3.7%, $620,000 par, due 11/15/2018		(1)	673,500
Boston Properties LP	3.85%, $875,000 par, due 2/1/2023		(1)	919,170
Bottling Group LLC	5.13%, $650,000 par, due 1/15/2019		(1)	767,494
BP Capital Markets PLC	2.25%, $540,000 par, due 11/1/2016		(1)	561,805
BP Capital Markets PLC	4.74%, $1,000,000 par, due 3/11/2021		(1)	1,171,030
Branch Banking & Trust Co	5.63%, $750,000 par, due 9/15/2016		(1)	861,045
Brazos Student Finance Corp	0.56%, $600,923 par, due 6/25/2027		(1)	582,258
Burlington Northern Santa Fe LLC	5.65%, $800,000 par, due 5/1/2017		(1)	941,688
Canadian Imperial Bank of Commerce/Canada	2.0%, $1,275,000 par, due 2/4/2013		(1)	1,276,785
Canadian National Railway Co	4.95%, $750,000 par, due 1/15/2014		(1)	784,245
Cargill Inc	1.9%, $360,000 par, due 3/1/2017		(1)	366,574
Cargill Inc	4.31%, $960,000 par, due 5/14/2021		(1)	1,057,699
Carolina Power & Light Co	5.3%, $1,200,000 par, due 1/15/2019		(1)	1,443,204
Caterpillar Financial Services Corp	2.05%, $1,500,000 par, due 8/1/2016		(1)	1,552,740
CD 2005-CD1 Commercial Mortgage Trust	5.22%, $28,704 par, due 7/15/2044		(1)	28,692
CD 2006-CD2 Mortgage Trust	5.3%, $1,450,000 par, due 1/15/2046		(1)	1,623,971
CenterPoint Energy Transition Bond Co LLC	2.16%, $1,400,000 par, due 10/15/2021		(1)	1,460,354
Chevron Corp	1.1%, $580,000 par, due 12/5/2017		(1)	584,048
Cintas Corp No 2	2.85%, $600,000 par, due 6/1/2016		(1)	630,624
CIT Education Loan Trust 2005-1	0.4%, $345,106 par, due 3/15/2022		(1)	344,610
Citigroup Inc	4.45%, $550,000 par, due 1/10/2017		(1)	609,290
Citigroup Inc	4.5%, $600,000 par, due 1/14/2022		(1)	669,420
Citigroup Inc	5.0%, $500,000 par, due 9/15/2014		(1)	526,045
City & County of Honolulu HI	2.21%, $2,000,000 par, due 11/1/2020		(1)	2,037,300
City of Austin TX	3.45%, $500,000 par, due 9/1/2021		(1)	553,735
City of Baltimore MD	4.5%, $695,000 par, due 10/15/2013		(1)	715,183
City of Boston MA	4.4%, $1,000,000 par, due 4/1/2026		(1)	1,146,110
City of Chicago IL	6.05%, $1,000,000 par, due 1/1/2029		(1)	1,114,970
City of Lewiston ME	3.75%, $500,000 par, due 12/15/2020		(1)	533,300
City of Spokane WA	4.83%, $715,000 par, due 12/1/2014		(1)	765,922
Coca-Cola Enterprises Inc	2.0%, $250,000 par, due 8/19/2016		(1)	256,933
Coca-Cola Enterprises Inc	2.13%, $1,250,000 par, due 9/15/2015		(1)	1,290,713
Comcast Corp	4.95%, $500,000 par, due 6/15/2016		(1)	563,610
Commercial Mortgage Pass-Through Certificates Series 2006-C1	5.41%, $1,575,000 par, due 2/15/2039		(1)	1,777,073
Commonwealth Bank of Australia	2.9%, $4,000,000 par, due 9/17/2014		(1)	4,166,040
Commonwealth of Massachusetts	3.25%, $1,000,000 par, due 7/1/2014		(1)	1,044,030
Connecticut Light & Power Co/The	5.38%, $750,000 par, due 3/1/2017		(1)	874,515
ConocoPhillips Canada Funding Co I	5.63%, $900,000 par, due 10/15/2016		(1)	1,055,394
ConocoPhillips	5.75%, $450,000 par, due 2/1/2019		(1)	553,464
Cook County Township High School District No 225 Northfield	5.24%, $325,000 par, due 12/1/2014		(1)	330,567
Cornell University	4.35%, $500,000 par, due 2/1/2014		(1)	519,045
County of Butts GA	2.0%, $1,250,000 par, due 4/1/2016		(1)	1,288,150
County of Clark NV	5.21%, $1,000,000 par, due 11/1/2016		(1)	1,138,590
County of Scott MN	4.75%, $1,000,000 par, due 12/1/2020		(1)	1,119,980
Covidien International Finance SA	1.35%, $1,000,000 par, due 5/29/2015		(1)	1,013,530
Credit Suisse AG/Guernsey	2.6%, $950,000 par, due 5/27/2016		(1)	1,002,450
Credit Suisse First Boston Mortgage Securities Corp	4.82%, $88,727 par, due 2/15/2038		(1)	89,696
Credit Suisse First Boston Mortgage Securities Corp	5.1%, $2,055,000 par, due 8/15/2038		(1)	2,258,774
Credit Suisse/New York NY	4.38%, $750,000 par, due 8/5/2020		(1)	855,210
CRH America Inc	4.13%, $850,000 par, due 1/15/2016		(1)	885,020
CVS Caremark Corp	5.75%, $488,000 par, due 6/1/2017		(1)	583,438
Daimler Finance North America LLC	0.92%, $260,000 par, due 3/28/2014		(1)	260,549
Daimler Finance North America LLC	2.3%, $500,000 par, due 1/9/2015		(1)	512,025
Daimler Finance North America LLC	3.0%, $1,100,000 par, due 3/28/2016		(1)	1,150,633
Dallas Independent School District	4.25%, $1,000,000 par, due 2/15/2019		(1)	1,157,170
Deere & Co	2.6%, $1,500,000 par, due 6/8/2022		(1)	1,518,900
Devon Energy Corp	5.63%, $1,000,000 par, due 1/15/2014		(1)	1,052,100
Diageo Capital PLC	1.5%, $700,000 par, due 5/11/2017		(1)	709,898
Diageo Capital PLC	7.38%, $1,000,000 par, due 1/15/2014		(1)	1,069,520
DNB Boligkreditt AS	2.9%, $1,300,000 par, due 3/29/2016		(1)	1,382,134
Duke Energy Carolinas LLC	5.75%, $1,000,000 par, due 11/15/2013		(1)	1,044,730
Duke Realty LP	5.95%, $1,000,000 par, due 2/15/2017		(1)	1,143,150
Duke Realty LP	7.38%, $867,000 par, due 2/15/2015		(1)	966,904
Ecolab Inc	4.35%, $625,000 par, due 12/8/2021		(1)	697,613
Ensco PLC	3.25%, $1,000,000 par, due 3/15/2016		(1)	1,060,400
Entergy Gulf States Louisiana LLC	6.0%, $750,000 par, due 5/1/2018		(1)	889,778
ERP Operating LP	4.63%, $1,000,000 par, due 12/15/2021		(1)	1,126,410
European Investment Bank	3.0%, $1,150,000 par, due 4/8/2014		(1)	1,187,364
Fannie Mae Grantor Trust	6.0%, $596,082 par, due 2/25/2044		(1)	668,005
Fannie Mae Grantor Trust	7.0%, $169,600 par, due 7/25/2042		(1)	199,621
Fannie Mae Grantor Trust	7.0%, $64,927 par, due 8/25/2042		(1)	74,124
Fannie Mae Pool	1.36%, $113,292 par, due 4/1/2044		(1)	114,985

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Fannie Mae Pool	1.74%, $238,011 par, due 4/1/2037		(1)	$247,167
Fannie Mae Pool	2.08%, $226,693 par, due 1/1/2037		(1)	239,431
Fannie Mae Pool	2.27%, $412,856 par, due 1/1/2035		(1)	438,234
Fannie Mae Pool	2.29%, $318,877 par, due 11/1/2041		(1)	330,634
Fannie Mae Pool	2.31%, $481,238 par, due 7/1/2035		(1)	511,791
Fannie Mae Pool	2.31%, $634,650 par, due 7/1/2035		(1)	678,123
Fannie Mae Pool	2.33%, $555,128 par, due 4/1/2036		(1)	572,808
Fannie Mae Pool	2.46%, $890,414 par, due 7/1/2035		(1)	933,964
Fannie Mae Pool	2.5%, $1,419,750 par, due 8/1/2027		(1)	1,495,238
Fannie Mae Pool	2.5%, $2,267,959 par, due 11/1/2027		(1)	2,388,546
Fannie Mae Pool	2.5%, $2,414,331 par, due 12/1/2027		(1)	2,532,537
Fannie Mae Pool	2.5%, $938,535 par, due 12/1/2027		(1)	985,068
Fannie Mae Pool	2.78%, $522,267 par, due 5/1/2035		(1)	557,300
Fannie Mae Pool	2.93%, $200,182 par, due 5/1/2036		(1)	214,255
Fannie Mae Pool	2.98%, $1,174,565 par, due 1/1/2041		(1)	1,231,872
Fannie Mae Pool	3.0%, $3,370,120 par, due 11/1/2021		(1)	3,558,746
Fannie Mae Pool	3.0%, $3,852,291 par, due 4/1/2027		(1)	4,096,796
Fannie Mae Pool	3.0%, $4,144,254 par, due 2/1/2027		(1)	4,420,220
Fannie Mae Pool	3.0%, $4,257,693 par, due 5/1/2027		(1)	4,527,928
Fannie Mae Pool	3.0%, $4,684,357 par, due 10/1/2021		(1)	4,946,540
Fannie Mae Pool	3.5%, $1,921,989 par, due 11/1/2042		(1)	2,066,676
Fannie Mae Pool	3.5%, $2,768,129 par, due 7/1/2021		(1)	2,937,317
Fannie Mae Pool	3.5%, $3,294,588 par, due 11/1/2042		(1)	3,522,507
Fannie Mae Pool	3.5%, $3,928,987 par, due 9/1/2032		(1)	4,269,552
Fannie Mae Pool	3.5%, $8,185,001 par, due 9/1/2032		(1)	8,853,551
Fannie Mae Pool	3.96%, $1,885,872 par, due 5/1/2036		(1)	1,946,993
Fannie Mae Pool	4.65%, $3,104,823 par, due 7/1/2013		(1)	3,114,373
Fannie Mae Pool	4.95%, $3,380,526 par, due 6/1/2014		(1)	3,463,518
Fannie Mae Pool	5.0%, $1,139,208 par, due 10/1/2019		(1)	1,254,758
Fannie Mae Pool	5.0%, $1,634,899 par, due 8/1/2020		(1)	1,800,727
Fannie Mae Pool	5.0%, $2,039,189 par, due 9/1/2033		(1)	2,221,697
Fannie Mae Pool	5.0%, $2,594,543 par, due 11/1/2033		(1)	2,826,755
Fannie Mae Pool	5.0%, $3,513,348 par, due 6/1/2035		(1)	3,834,995
Fannie Mae Pool	5.0%, $4,650,785 par, due 10/1/2035		(1)	5,037,079
Fannie Mae Pool	5.0%, $541,275 par, due 12/1/2019		(1)	595,159
Fannie Mae Pool	5.35%, $928,292 par, due 11/1/2013		(1)	930,204
Fannie Mae Pool	6.0%, $975,538 par, due 9/1/2038		(1)	1,055,835
Fannie Mae REMIC Trust 2005-W1	6.5%, $414,411 par, due 10/25/2044		(1)	489,000
Fannie Mae REMICS	4.5%, $654,475 par, due 9/25/2018		(1)	700,524
Fannie Mae REMICS	5.0%, $490,448 par, due 10/25/2018		(1)	529,875
Fannie Mae REMICS	5.5%, $1,226,460 par, due 4/25/2035		(1)	1,356,232
Fannie Mae Trust 2003-W6	6.5%, $290,177 par, due 9/25/2042		(1)	338,874
Fannie Mae Trust 2003-W8	7.0%, $51,325 par, due 10/25/2042		(1)	59,683
Fannie Mae Trust 2004-W2	7.0%, $430,084 par, due 2/25/2044		(1)	506,957
Fannie Mae-Aces	5.26%, $1,331,921 par, due 5/25/2020		(1)	1,516,193
Federal Home Loan Mortgage Corp	4.88%, $3,925,000 par, due 6/13/2018		(1)	4,738,142
FHLMC Multifamily Structured Pass Through Certificates	2.3%, $2,200,000 par, due 9/25/2018		(1)	2,315,676
FHLMC Multifamily Structured Pass Through Certificates	3.15%, $2,100,000 par, due 2/25/2018		(1)	2,297,148
FHLMC Multifamily Structured Pass Through	3.88%, $3,250,000 par, due 11/25/2017		(1)	3,652,383
FHLMC Multifamily Structured Passthrough	2.7%, $1,300,000 par, due 5/25/2018		(1)	1,395,758
FHLMC Structured Pass Through Securities	7.0%, $1,301,159 par, due 7/25/2043		(1)	1,498,584
Fiserv Inc	3.13%, $680,000 par, due 6/15/2016		(1)	714,320
Ford Motor Credit Co LLC	2.5%, $1,100,000 par, due 1/15/2016		(1)	1,113,552
Freddie 20-Yr 3.5 GIANT	3.5%, $3,937,306 par, due 9/1/2032		(1)	4,296,585
Freddie Mac Gold Pool	3.0%, $1,996,892 par, due 3/1/2027		(1)	2,113,051
Freddie Mac Gold Pool	3.0%, $4,391,296 par, due 8/1/2027		(1)	4,715,330
Freddie Mac Gold Pool	3.5%, $1,582,123 par, due 12/1/2025		(1)	1,715,148
Freddie Mac Gold Pool	4.0%, $1,533,890 par, due 2/1/2026		(1)	1,658,074
Freddie Mac Gold Pool	5.0%, $1,101,146 par, due 2/1/2020		(1)	1,201,560
Freddie Mac Gold Pool	5.0%, $101,963 par, due 5/1/2021		(1)	109,811
Freddie Mac Gold Pool	5.5%, $411,263 par, due 2/1/2018		(1)	438,953
Freddie Mac Gold Pool	6.0%, $1,188,988 par, due 8/1/2038		(1)	1,319,361
Freddie Mac Gold Pool	6.0%, $400,999 par, due 9/1/2038		(1)	440,621
Freddie Mac Gold Pool	6.0%, $775,234 par, due 8/1/2038		(1)	860,239
Freddie Mac Non Gold Pool	2.63%, $365,308 par, due 7/1/2034		(1)	382,861
Freddie Mac Non Gold Pool	2.67%, $637,038 par, due 12/1/2036		(1)	680,229
Freddie Mac Non Gold Pool	3.0%, $874,182 par, due 11/1/2040		(1)	917,621
Freddie Mac REMICS	4.0%, $2,911,858 par, due 6/15/2023		(1)	3,088,607
Freddie Mac REMICS	4.5%, $5,824,282 par, due 7/15/2019		(1)	6,203,093
Freddie Mac REMICS	5.0%, $2,621,618 par, due 4/15/2020		(1)	2,842,751
GE Capital Commercial Mortgage Corp Series 2006-C1 Trust	5.3%, $1,825,000 par, due 3/10/2044		(1)	2,047,303
GE Capital Commercial Mortgage Corp	4.87%, $509,373 par, due 5/10/2043		(1)	509,378
General Electric Capital Corp	1.0%, $450,000 par, due 12/11/2015		(1)	451,809
General Electric Capital Corp	4.63%, $225,000 par, due 1/7/2021		(1)	255,218
General Electric Capital Corp	5.5%, $750,000 par, due 1/8/2020		(1)	887,783
General Electric Capital Corp	6.0%, $1,000,000 par, due 8/7/2019		(1)	1,216,560
General Mills Inc	5.2%, $350,000 par, due 3/17/2015		(1)	384,398
General Mills Inc	5.65%, $500,000 par, due 2/15/2019		(1)	607,910
Georgia Power Co	6.0%, $350,000 par, due 11/1/2013		(1)	365,526
Ginnie Mae II pool	0.84%, $4,370,628 par, due 5/20/2058		(1)	4,418,211
Ginnie Mae II pool	1.57%, $1,301,173 par, due 6/20/2058		(1)	1,339,996
Ginnie Mae II pool	5.46%, $5,287,039 par, due 7/20/2059		(1)	5,824,646
Ginnie Mae II pool	5.46%, $6,936,378 par, due 7/20/2059		(1)	7,703,521
Ginnie Mae II pool	5.63%, $2,843,394 par, due 2/20/2059		(1)	3,129,396
Ginnie Mae II pool	5.76%, $4,650,145 par, due 12/20/2058		(1)	5,178,416

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
GlaxoSmithKline Capital Inc	5.65%, $800,000 par, due 5/15/2018		(1)	$974,432
Goldman Sachs Group Inc/The	5.25%, $500,000 par, due 7/27/2021		(1)	569,990
Goldman Sachs Group Inc/The	5.5%, $600,000 par, due 11/15/2014		(1)	646,884
Goldman Sachs Group Inc/The	5.75%, $150,000 par, due 1/24/2022		(1)	177,332
Great River Energy	5.83%, $360,706 par, due 7/1/2017		(1)	383,622
Halliburton Co	5.9%, $950,000 par, due 9/15/2018		(1)	1,178,342
Harlandale Independent School District	5.0%, $1,020,000 par, due 8/15/2020		(1)	1,228,121
Helios Leasing I LLC	1.56%, $981,118 par, due 9/28/2024		(1)	978,989
Hewlett-Packard Co	2.6%, $1,000,000 par, due 9/15/2017		(1)	974,160
HSBC Holdings PLC	5.1%, $1,250,000 par, due 4/5/2021		(1)	1,476,100
HSBC USA Inc	1.63%, $190,000 par, due 1/16/2018		(1)	190,173
Indiana Housing & Community Development Authority	5.9%, $325,000 par, due 1/1/2037		(1)	328,299
Ingersoll-Rand PLC	4.75%, $600,000 par, due 5/15/2015		(1)	643,404
Ingredion Inc	6.0%, $400,000 par, due 4/15/2017		(1)	457,108
Intel Corp	1.35%, $1,600,000 par, due 12/15/2017		(1)	1,599,536
International Business Machines Corp	1.95%, $1,390,000 par, due 7/22/2016		(1)	1,444,585
Iowa Finance Authority	5.87%, $410,000 par, due 7/1/2036		(1)	416,585
Irvine Ranch Water District Joint Powers Agency	2.6%, $2,000,000 par, due 3/15/2014		(1)	2,051,400
Johns Hopkins University	5.25%, $650,000 par, due 7/1/2019		(1)	779,376
JP Morgan Chase Commercial Mortgage Securities Corp	4.77%, $1,134,807 par, due 3/12/2039		(1)	1,135,238
JP Morgan Chase Commercial Mortgage Securities Corp	5.47%, $1,768,544 par, due 4/15/2043		(1)	1,997,394
JP Morgan Chase Commercial Mortgage Securities Corp	5.87%, $357,904 par, due 4/15/2045		(1)	378,769
JPMorgan Chase & Co	4.4%, $450,000 par, due 7/22/2020		(1)	507,978
JPMorgan Chase & Co	4.5%, $290,000 par, due 1/24/2022		(1)	328,060
JPMorgan Chase Bank NA	6.0%, $1,250,000 par, due 10/1/2017		(1)	1,479,800
Kansas City Power & Light Co	6.38%, $800,000 par, due 3/1/2018		(1)	959,232
Kellogg Co	1.75%, $805,000 par, due 5/17/2017		(1)	818,073
Kellogg Co	1.88%, $325,000 par, due 11/17/2016		(1)	333,824
Kentucky Housing Corp	5.75%, $90,000 par, due 7/1/2037		(1)	90,627
Kimberly-Clark Corp	6.13%, $450,000 par, due 8/1/2017		(1)	551,898
Kraft Foods Group Inc	3.5%, $890,000 par, due 6/6/2022		(1)	949,959
LB-UBS Commercial Mortgage Trust	5.1%, $24,371 par, due 11/15/2030		(1)	24,384
LB-UBS Commercial Mortgage Trust	5.16%, $1,150,000 par, due 2/15/2031		(1)	1,283,895
Liberty Property LP	5.5%, $1,000,000 par, due 12/15/2016		(1)	1,135,710
Lockheed Martin Corp	4.25%, $1,330,000 par, due 11/15/2019		(1)	1,499,668
Los Angeles Unified School District/CA	6.0%, $1,030,000 par, due 7/1/2013		(1)	1,053,443
Massachusetts Health & Educational Facilities Authority	5.26%, $750,000 par, due 10/1/2018		(1)	896,063
McCormick & Co Inc/MD	5.2%, $500,000 par, due 12/15/2015		(1)	563,215
McCormick & Co Inc/MD	5.25%, $500,000 par, due 9/1/2013		(1)	515,725
McDonald’s Corp	5.0%, $675,000 par, due 2/1/2019		(1)	786,301
Merrill Lynch & Co Inc	6.4%, $450,000 par, due 8/28/2017		(1)	528,462
Merrill Lynch Mortgage Trust	4.75%, $1,250,000 par, due 6/12/2043		(1)	1,357,488
Merrill Lynch/Countrywide Commercial Mortgage Trust	5.48%, $945,000 par, due 2/12/2039		(1)	1,065,128
Minnesota Housing Finance Agency	5.85%, $115,000 par, due 7/1/2036		(1)	115,133
Mississippi Development Bank	5.0%, $390,000 par, due 6/1/2014		(1)	408,779
Missouri Higher Education Loan Authority	1.16%, $1,420,183 par, due 8/26/2030		(1)	1,425,224
Morgan Stanley Capital I Trust 2005-IQ10	5.23%, $1,850,000 par, due 9/15/2042		(1)	2,036,092
Morgan Stanley	4.0%, $475,000 par, due 7/24/2015		(1)	496,983
National City Bank/Cleveland OH	0.68%, $450,000 par, due 6/7/2017		(1)	439,727
Nebo School District	4.41%, $810,000 par, due 7/1/2018		(1)	924,429
Nelnet Education Loan Funding Inc	0.45%, $85,297 par, due 8/26/2019		(1)	85,138
New York Life Global Funding	1.65%, $500,000 par, due 5/15/2017		(1)	509,200
New York State Urban Development Corp	6.5%, $1,000,000 par, due 12/15/2018		(1)	1,165,190
Norfolk Southern Corp	3.0%, $1,250,000 par, due 4/1/2022		(1)	1,282,175
Northstar Education Finance Inc	0.91%, $1,545,191 par, due 12/26/2031		(1)	1,545,191
Northstar Education Finance Inc	0.96%, $648,900 par, due 10/30/2045		(1)	639,238
Novartis Capital Corp	4.13%, $1,000,000 par, due 2/10/2014		(1)	1,040,030
Occidental Petroleum Corp	1.75%, $530,000 par, due 2/15/2017		(1)	543,483
Overseas Private Investment Corp	3.37%, $1,605,670 par, due 5/15/2021		(1)	1,771,551
PacifiCorp	5.5%, $750,000 par, due 1/15/2019		(1)	906,735
PacifiCorp	5.65%, $250,000 par, due 7/15/2018		(1)	305,398
Parker Hannifin Corp	5.5%, $750,000 par, due 5/15/2018		(1)	899,153
Pearson Dollar Finance Two PLC	6.25%, $750,000 par, due 5/6/2018		(1)	906,983
PepsiCo Inc	2.5%, $750,000 par, due 5/10/2016		(1)	789,900
PepsiCo Inc	5.0%, $1,000,000 par, due 6/1/2018		(1)	1,186,050
PNC Bank NA	5.25%, $500,000 par, due 1/15/2017		(1)	569,620
Princeton University	4.95%, $1,250,000 par, due 3/1/2019		(1)	1,489,075
Procter & Gamble Co/The	1.45%, $1,360,000 par, due 8/15/2016		(1)	1,385,772
ProLogis LP	4.5%, $750,000 par, due 8/15/2017		(1)	817,875
Province of Ontario Canada	4.1%, $1,250,000 par, due 6/16/2014		(1)	1,317,475
Prudential Financial Inc	5.15%, $300,000 par, due 1/15/2013		(1)	300,336
Public Service Co of Oklahoma	6.15%, $600,000 par, due 8/1/2016		(1)	697,602
Public Service Electric & Gas Co	0.85%, $600,000 par, due 8/15/2014		(1)	602,304
Rabobank NA	4.2%, $750,000 par, due 5/13/2014		(1)	784,463
Rio Tinto Alcan Inc	5.2%, $600,000 par, due 1/15/2014		(1)	626,598
Rio Tinto Finance USA Ltd	2.25%, $310,000 par, due 9/20/2016		(1)	321,603
Rio Tinto Finance USA Ltd	2.5%, $300,000 par, due 5/20/2016		(1)	313,179
Rio Tinto Finance USA PLC	2.0%, $640,000 par, due 3/22/2017		(1)	655,130
Roche Holdings Inc	5.0%, $476,000 par, due 3/1/2014		(1)	500,019
Roper Industries Inc	1.85%, $500,000 par, due 11/15/2017		(1)	499,625
Roper Industries Inc	6.63%, $750,000 par, due 8/15/2013		(1)	776,715
SABMiller Holdings Inc	2.45%, $900,000 par, due 1/15/2017		(1)	938,160
SABMiller Holdings Inc	3.75%, $500,000 par, due 1/15/2022		(1)	539,915
Sanofi	1.2%, $880,000 par, due 9/30/2014		(1)	890,375
Simon Property Group LP	2.15%, $800,000 par, due 9/15/2017		(1)	829,800

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Simon Property Group LP	6.13%, $750,000 par, due 5/30/2018		(1)	$913,583
Small Business Administration Participation Certificates	5.31%, $2,074,711 par, due 5/1/2027		(1)	2,385,502
Small Business Administration Participation Certificates	5.34%, $376,998 par, due 11/1/2021		(1)	417,084
Small Business Administration Participation Certificates	5.54%, $1,037,226 par, due 9/1/2026		(1)	1,190,165
Small Business Administration Participation Certificates	5.6%, $1,995,456 par, due 9/1/2028		(1)	2,324,048
Small Business Administration Participation Certificates	5.63%, $2,610,771 par, due 10/1/2028		(1)	3,034,891
Small Business Administration Participation Certificates	5.68%, $1,123,158 par, due 6/1/2028		(1)	1,314,208
Small Business Administration Participation Certificates	5.72%, $5,131,715 par, due 1/1/2029		(1)	5,962,027
Societe Financement de l’Economie Francaise	3.38%, $1,350,000 par, due 5/5/2014		(1)	1,402,623
St Louis County School District No R-7 Kirkwood	4.19%, $1,000,000 par, due 2/15/2018		(1)	1,116,900
State of Connecticut	2.2%, $750,000 par, due 10/15/2020		(1)	760,050
State of Florida	4.9%, $1,000,000 par, due 6/1/2023		(1)	1,141,550
State of Georgia	4.5%, $1,000,000 par, due 11/1/2025		(1)	1,166,450
State of Michigan	6.25%, $500,000 par, due 11/1/2016		(1)	593,905
State of Mississippi	1.35%, $1,100,000 par, due 11/1/2017		(1)	1,108,723
State of Tennessee	3.18%, $800,000 par, due 8/1/2020		(1)	881,104
State of Washington	3.55%, $1,250,000 par, due 8/1/2017		(1)	1,386,038
State of Wisconsin	3.45%, $550,000 par, due 5/1/2020		(1)	598,829
State of Wisconsin	5.05%, $1,000,000 par, due 5/1/2018		(1)	1,155,040
State Street Bank and Trust Co	5.3%, $1,600,000 par, due 1/15/2016		(1)	1,787,152
Symantec Corp	2.75%, $1,100,000 par, due 6/15/2017		(1)	1,131,262
Target Corp	1.13%, $400,000 par, due 7/18/2014		(1)	403,892
Target Corp	6.0%, $600,000 par, due 1/15/2018		(1)	737,754
Tayarra Ltd	3.63%, $1,611,586 par, due 2/15/2022		(1)	1,766,540
Teck Resources Ltd	3.15%, $1,070,000 par, due 1/15/2017		(1)	1,121,435
Tesco PLC	2.7%, $1,000,000 par, due 1/5/2017		(1)	1,039,900
Thermo Fisher Scientific Inc	5.0%, $450,000 par, due 6/1/2015		(1)	491,855
Thomson Reuters Corp	5.7%, $750,000 par, due 10/1/2014		(1)	810,780
Time Warner Cable Inc	6.2%, $1,000,000 par, due 7/1/2013		(1)	1,027,450
Time Warner Inc	3.4%, $500,000 par, due 6/15/2022		(1)	521,540
Toyota Motor Credit Corp	2.05%, $1,400,000 par, due 1/12/2017		(1)	1,447,964
Trustees of Dartmouth College	4.75%, $1,000,000 par, due 6/1/2019		(1)	1,173,220
United States Small Business Administration	4.64%, $91,641 par, due 2/10/2015		(1)	96,861
United States Small Business Administration	4.75%, $193,676 par, due 8/10/2014		(1)	198,671
United States Small Business Administration	4.94%, $856,935 par, due 8/10/2015		(1)	903,244
United States Small Business Administration	5.68%, $437,925 par, due 8/10/2016		(1)	479,112
United States Small Business Administration	5.94%, $2,536,533 par, due 8/10/2018		(1)	2,845,026
United States Treasury Inflation Indexed Bonds	0.13%, $15,541,000 par, due 1/15/2022		(1)	17,248,047
United States Treasury Inflation Indexed Bonds	0.63%, $5,225,000 par, due 7/15/2021		(1)	6,095,686
United States Treasury Inflation Indexed Bonds	1.13%, $2,605,000 par, due 1/15/2021		(1)	3,235,397
United States Treasury Inflation Indexed Bonds	2.5%, $2,200,000 par, due 1/15/2029		(1)	3,380,612
United States Treasury Note/Bond	1.0%, $4,770,000 par, due 9/30/2019		(1)	4,737,230
United States Treasury Note/Bond	2.0%, $9,150,000 par, due 11/15/2021		(1)	9,496,694
United States Treasury Note/Bond	2.63%, $1,000,000 par, due 8/15/2020		(1)	1,098,130
United States Treasury Note/Bond	2.63%, $2,500,000 par, due 11/15/2020		(1)	2,743,750
United States Treasury Note/Bond	3.38%, $1,500,000 par, due 11/15/2019		(1)	1,724,655
United States Treasury Note/Bond	3.5%, $4,000,000 par, due 5/15/2020		(1)	4,644,080
United States Treasury Note/Bond	3.63%, $4,000,000 par, due 2/15/2020		(1)	4,673,760
United Technologies Corp	3.1%, $590,000 par, due 6/1/2022		(1)	624,804
University of North Carolina at Charlotte	5.14%, $1,025,000 par, due 4/1/2013		(1)	1,036,582
University of Texas System	4.11%, $1,425,000 par, due 8/15/2021		(1)	1,607,087
Valspar Corp	5.1%, $400,000 par, due 8/1/2015		(1)	433,932
Ventas Realty LP / Ventas Capital Corp	2.0%, $900,000 par, due 2/15/2018		(1)	900,585
Verizon Communications Inc	5.55%, $500,000 par, due 2/15/2016		(1)	569,370
Verizon Communications Inc	8.75%, $325,000 par, due 11/1/2018		(1)	451,253
Village of Hoffman Estates IL	4.95%, $280,000 par, due 12/1/2014		(1)	302,630
Village of Hoffman Estates IL	5.0%, $485,000 par, due 12/1/2015		(1)	545,834
Vornado Realty LP	4.25%, $1,000,000 par, due 4/1/2015		(1)	1,057,010
Vornado Realty LP	5.0%, $500,000 par, due 1/15/2022		(1)	551,700
Wal-Mart Stores Inc	5.8%, $1,450,000 par, due 2/15/2018		(1)	1,776,323
Walt Disney Co/The	1.1%, $600,000 par, due 12/1/2017		(1)	601,260
Walt Disney Co/The	4.5%, $1,000,000 par, due 12/15/2013		(1)	1,038,830
Wisconsin Electric Power Co	2.95%, $80,000 par, due 9/15/2021		(1)	83,781
Wisconsin Electric Power Co	6.25%, $850,000 par, due 12/1/2015		(1)	984,334
Wisconsin Housing & Economic Development Authority	5.53%, $150,000 par, due 3/1/2038		(1)	151,104
Wisconsin Housing & Economic Development Authority	5.81%, $600,000 par, due 3/1/2037		(1)	619,074
Yale University	2.9%, $1,250,000 par, due 10/15/2014		(1)	1,304,325
Wells Fargo Short-term Investment Fund G	0.27%, $11,434,215 units		(1)	11,434,215

				476,178,457

	Accrued income receivable			2,987,609
	Variation margin payable			(15,750)
	Deposits with brokers for futures transactions			92,070
	Receivable for swap payments due			389,509
	Receivable for investment payments due			71,425

	Total securities			479,703,320

Prudential Insurance Company of America	2.76%		(1)
AbbVie Inc	2.9%, $2,180,000 par, due 11/6/2022		(1)	2,220,068
AEP Texas Central Transition Funding LLC	4.98%, $1,451,185 par, due 7/1/2015		(1)	1,484,175
AEP Texas Central Transition Funding LLC	5.09%, $720,000 par, due 7/1/2015		(1)	765,396
AEP Texas Central Transition Funding LLC	5.17%, $4,290,000 par, due 1/1/2018		(1)	4,977,773
Allstate Corp/The	7.45%, $1,775,000 par, due 5/16/2019		(1)	2,327,682
Ally Auto Receivables Trust	0.45%, $1,145,000 par, due 7/15/2015		(1)	1,144,886
Ally Auto Receivables Trust	0.71%, $1,379,911 par, due 9/15/2014		(1)	1,381,912

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Ally Auto Receivables Trust	0.99%, $815,000 par, due 11/15/2015		(1)	$819,849
Ally Master Owner Trust	1.44%, $900,000 par, due 2/15/2017		(1)	911,133
Ally Master Owner Trust	1.54%, $1,380,000 par, due 9/15/2019		(1)	1,384,913
Ally Master Owner Trust	2.15%, $1,595,000 par, due 1/15/2016		(1)	1,621,078
American Express Centurion Bank	0.85%, $925,000 par, due 11/13/2015		(1)	924,316
Amgen Inc	3.88%, $2,090,000 par, due 11/15/2021		(1)	2,295,196
Amgen Inc	5.65%, $1,455,000 par, due 6/15/2042		(1)	1,747,033
AT&T Inc.	5.5%, $1,875,000 par, due 2/1/2018		(1)	2,233,669
BAE Systems PLC	4.75%, $2,145,000 par, due 10/11/2021		(1)	2,401,628
Bank of America Corp	5.42%, $3,385,000 par, due 3/15/2017		(1)	3,707,794
Bank of America Corp	5.65%, $535,000 par, due 5/1/2018		(1)	622,440
Bank of America Corp	5.7%, $155,000 par, due 1/24/2022		(1)	186,395
Bear Stearns Commercial Mortgage Securities	5.19%, $952,796 par, due 5/11/2039		(1)	970,280
Berkshire Hathaway Finance Cor	5.4%, $3,810,000 par, due 5/15/2018		(1)	4,582,973
BG Energy Capital PLC	4.0%, $1,195,000 par, due 10/15/2021		(1)	1,317,093
Carolina Power & Light Co	3.0%, $325,000 par, due 9/15/2021		(1)	340,327
Caterpillar Inc	3.9%, $445,000 par, due 5/27/2021		(1)	499,241
Chase Issuance Trust	4.65%, $2,560,000 par, due 3/15/2015		(1)	2,582,758
Citigroup Inc	5.5%, $1,985,000 par, due 2/15/2017		(1)	2,200,432
Comcast Corp	6.5%, $2,985,000 par, due 1/15/2017		(1)	3,600,029
Deutsche Telekom International Finance BV	4.88%, $1,925,000 par, due 7/8/2014		(1)	2,036,766
Devon Energy Corp	3.25%, $2,075,000 par, due 5/15/2022		(1)	2,165,657
Diageo Investment Corp	2.88%, $585,000 par, due 5/11/2022		(1)	603,878
DIRECTV Holdings LLC / DIRECTV Financing Co Inc	3.5%, $1,310,000 par, due 3/1/2016		(1)	1,387,827
Dominion Resources Inc/VA	1.95%, $370,000 par, due 8/15/2016		(1)	380,242
Dow Chemical Co/The	3.0%, $1,765,000 par, due 11/15/2022		(1)	1,761,064
Duke Capital Corp.	8.0%, $820,000 par, due 10/1/2019		(1)	1,082,958
Encana Corp	3.9%, $1,615,000 par, due 11/15/2021		(1)	1,754,116
Financing Corp Fico	0.52%, $1,020,000 par, due 3/26/2015		(1)	1,008,195
Financing Corp Fico	0.88%, $1,265,000 par, due 3/26/2017		(1)	1,218,744
Financing Corp Fico	0.94%, $4,365,000 par, due 10/6/2017		(1)	4,174,481
Financing Corp Fico	1.15%, $1,935,000 par, due 5/11/2018		(1)	1,819,751
Financing Corp Fico	1.15%, $3,375,000 par, due 2/8/2018		(1)	3,183,391
Financing Corp Fico	10.35%, $1,070,000 par, due 8/3/2018		(1)	1,593,133
Financing Corp Fico	9.65%, $1,235,000 par, due 11/2/2018		(1)	1,816,040
Financing Corp Fico	9.8%, $1,440,000 par, due 4/6/2018		(1)	2,072,026
Ford Credit Auto Owner Trust	0.47%, $610,000 par, due 4/15/2015		(1)	610,488
Ford Credit Auto Owner Trust	0.84%, $570,720 par, due 6/15/2015		(1)	572,175
Ford Credit Floorplan Master Owner Trust	0.74%, $1,755,000 par, due 9/15/2016		(1)	1,755,948
Ford Credit Floorplan Master Owner Trust	2.12%, $1,050,000 par, due 2/15/2016		(1)	1,068,260
General Electric Capital Corp	5.3%, $535,000 par, due 2/11/2021		(1)	621,017
General Electric Capital Corp	5.88%, $950,000 par, due 1/14/2038		(1)	1,145,938
General Electric Co	2.7%, $2,785,000 par, due 10/9/2022		(1)	2,838,778
GMAC Commercial Mortgage Securities Inc Series 2003-C3 Trust	5.02%, $963,556 par, due 4/10/2040		(1)	985,901
Goldman Sachs Group Inc/The	5.95%, $3,875,000 par, due 1/18/2018		(1)	4,509,299
Heineken NV	1.4%, $475,000 par, due 10/1/2017		(1)	473,566
HSBC Finance Corp	6.68%, $2,275,000 par, due 1/15/2021		(1)	2,698,992
HSBC Holdings PLC	4.0%, $370,000 par, due 3/30/2022		(1)	405,102
JPMorgan Chase & Co	4.4%, $2,380,000 par, due 7/22/2020		(1)	2,686,639
JPMorgan Chase Bank NA	6.0%, $3,150,000 par, due 7/5/2017		(1)	3,693,848
Kellogg Co	1.75%, $310,000 par, due 5/17/2017		(1)	315,034
Kraft Foods Group Inc	3.5%, $375,000 par, due 6/6/2022		(1)	400,264
Kraft Foods Inc	6.5%, $2,400,000 par, due 8/11/2017		(1)	2,931,312
Kroger Co/The	6.4%, $1,475,000 par, due 8/15/2017		(1)	1,780,355
Lockheed Martin Corp	3.35%, $1,415,000 par, due 9/15/2021		(1)	1,495,315
Mass Mutual Life Ins.	8.88%, $2,000,000 par, due 6/1/2039		(1)	3,020,080
MetLife Inc	1.76%, $455,000 par, due 12/15/2017		(1)	462,162
Metropolitan Life Global Funding I	2.5%, $2,850,000 par, due 9/29/2015		(1)	2,973,006
Morgan Stanley	7.3%, $1,455,000 par, due 5/13/2019		(1)	1,768,145
Motiva Enterprises LLC	5.75%, $1,550,000 par, due 1/15/2020		(1)	1,877,934
New York Life Global Funding	2.45%, $2,000,000 par, due 7/14/2016		(1)	2,095,660
News America Inc	6.65%, $645,000 par, due 11/15/2037		(1)	833,463
Northrop Grumman Corp	1.85%, $1,355,000 par, due 11/15/2015		(1)	1,391,300
Pacific Gas & Electric Co	5.63%, $2,200,000 par, due 11/30/2017		(1)	2,656,104
Raytheon Co	6.4%, $1,760,000 par, due 12/15/2018		(1)	2,208,518
SABMiller Holdings Inc	3.75%, $245,000 par, due 1/15/2022		(1)	264,558
Schlumberger Investment SA	1.95%, $1,105,000 par, due 9/14/2016		(1)	1,134,227
Suncor Energy Inc	6.1%, $2,475,000 par, due 6/1/2018		(1)	3,019,055
Time Warner Cable Inc	5.5%, $545,000 par, due 9/1/2041		(1)	606,405
Time Warner Cable Inc	7.3%, $2,125,000 par, due 7/1/2038		(1)	2,823,445
United States Treasury Note/Bond	0.25%, $59,940,000 par, due 10/31/2013		(1)	59,974,765
United States Treasury Note/Bond	0.63%, $7,780,000 par, due 11/30/2017		(1)	7,754,326
United States Treasury Note/Bond	0.63%, $7,975,000 par, due 9/30/2017		(1)	7,960,725
United States Treasury Note/Bond	1.63%, $16,090,000 par, due 11/15/2022		(1)	15,912,688
United States Treasury Note/Bond	2.75%, $24,560,000 par, due 2/28/2013		(1)	24,661,924
United States Treasury Note/Bond	2.75%, $6,950,000 par, due 10/31/2013		(1)	7,097,132
United States Treasury Note/Bond	2.75%, $8,035,000 par, due 8/15/2042		(1)	7,755,221
United States Treasury Note/Bond	3.0%, $1,040,000 par, due 5/15/2042		(1)	1,059,001
United States Treasury Note/Bond	3.13%, $11,990,000 par, due 2/15/2042		(1)	12,530,030
United States Treasury Note/Bond	3.13%, $4,130,000 par, due 11/15/2041		(1)	4,320,352
United States Treasury Note/Bond	7.63%, $560,000 par, due 2/15/2025		(1)	903,179
Verizon Communications Inc	3.85%, $635,000 par, due 11/1/2042		(1)	624,567
Walt Disney Co/The	1.1%, $895,000 par, due 12/1/2017		(1)	896,880
Waste Management Inc	2.6%, $400,000 par, due 9/1/2016		(1)	419,028

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/ shares	Cost	Current value
Wells Fargo Short-term Investment Fund G	0.27%, $102,073,031 units		(1)	$102,073,031

				389,373,880

	Accrued income receivable			2,070,286
	Payable for investment securities purchased on a forward commitment basis			(3,013,336)

	Total securities			388,430,830

Total underlying securities of security-backed contracts at fair value				3,314,823,001

Total accrued income receivable				8,808,886
Deposits with brokers for futures transactions				174,570
Variation margin payable				(18,094)
Receivable for investment securities sold				6,916,000
Receivable for investment payments due				1,471,930
Payable for investment securities purchased on a forward commitment basis				(3,013,336)
Wrapper contract fee payable				(1,451,011)
Accrued interest receivable on short-term investment fund				77,027
Payables for investment securities purchased				(6,951,000)
Receivable for swap payments due				389,509
Investment management fee payable				(194,713)
Wrapper Contracts at Fair Value				737,346
Pending Trades				(15,917,168)

Total security-backed contracts				3,305,852,947

Adjustment from fair value to contract value for fully benefit investment contract				(140,292,488)

Total security-back contracts at contract value				3,165,560,459

Collective Investment Fund
Wells Fargo Short-term Investment Fund G	0.27%		(1)	397,786,599
Wells Fargo Stable Return Fund G	1.92%		(1)	395,338,830
Adjustment from fair value to contract value for fully benefit investment contract				(11,141,716)

Stable Return Fund at contract value				781,983,713

Total Stable Value Fund				3,947,544,172

* Wells Fargo — ESOP
Wells Fargo & Co. common stock allocated	Common stock fund	179,765,577	(1)	6,144,387,422
Wells Fargo & Co. common stock unallocated	Common stock fund	1	34	34
Wells Fargo ESOP — Unallocated	Convertible preferred stock	937,209	1,014,456,327	1,169,632,813
Short-term investments	Money Market Fund	71,834,345	(1)	71,834,344

Total Wells Fargo — ESOP				7,385,854,613

* Wells Fargo — Non-ESOP
Wells Fargo & Co. common stock	Common stock fund	14,451,176	(1)	493,941,195
Short-term investments	Money market fund	10,319,143	(1)	10,319,143

Total Wells Fargo — Non-ESOP				504,260,338

				$26,312,970,735

*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo & Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

By: Wells Fargo & Company, as Plan Administrator

/s/ Justin C. Thornton
Justin C. Thornton
Executive Vice President and Director and Head of Compensation & Benefits
Wells Fargo & Company

June 7, 2013

EXHIBIT INDEX

Exhibit No.	Description	Location

(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith